SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	August	2012
Commission File Number	001-35400
Just Energy Group Inc.
(Translation of registrant’s name into English)
6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management’s discussion and analysis and financials statements for the period ended June 30, 2012.

Document 1

Highlights for the three months ended June 30, 2012 included:

•	Gross customer additions through marketing of 338,000, up 49% compared to 227,000 in the first quarter of fiscal 2012. The 338,000 is the most customers ever aggregated by Just Energy in a quarter.

•	Net additions of 107,000, up 143% compared to 44,000 in the first quarter of fiscal 2012.

•
Consumer customer additions were 162,000, up 105% from fiscal 2012. Commercial additions of 176,000 were up 19% year over year. The Company also renewed 252,000 customers with a renewal rate of 74%, up from 66% a year earlier and 64% in fiscal 2012. Just Energy exited the quarter with 3,977,000 customers, up 18% from a year earlier.

•	National Home Services installed base up 34% year over year to 177,000 with gross margin up 36% to $8.5 million.

•	Gross margin of $114.3 million, up 21% (19% per share).

•	Adjusted EBITDA of $42.3 million, up 13% (11% per share) reflecting earnings before marketing expenditures to add new gross margin.

•
Funds from Operations of $2.1 million versus $24.9 million in Q1, fiscal 2012 as all cash from operation was used to fund higher than expected customer additions and faster than expected growth of the Momentis network marketing division.

•	Future embedded gross margin of $2.1 billion, up 20% year over year and up 6% in the quarter.

•	Payout ratio on Adjusted EBITDA was 105% for the quarter, versus 116% for the three months ended June 30, 2011 with Q1 being the lowest energy consumption quarter.

•	First quarter results are ahead of the published annual guidance of 10% to 12% growth in gross margin (21% to date) and 8% to 10% growth in Adjusted EBITDA (13% to date).

Highlights subsequent to quarter end included:

•	On July 23, 2012, Just Energy announced its entry into the U.K. commercial energy market.

•
On August 1, 2012, Just Energy entered into an agreement with Macquarie Bank Limited to provide non-recourse debt financing of US$30 million for solar projects generated by our Hudson Energy Solar division.

Message from the Chief Executive Officer

Fellow Shareholders,

Just Energy has completed the first quarter of its 2013 fiscal year. The Company forecasted higher published guidance for gross margin and Adjusted EBITDA growth for fiscal 2013 than what was achieved for fiscal 2012 and the first quarter evidenced the resurgence in the Company’s growth. Customer additions were 338,000, the highest in Just Energy’s history. Net additions of 107,000 resulted in a 3% increase in the customer base over the quarter and an 18% increase over the past year. Our energy customer base reached 3.9 million and, including our 177,000 NHS customers, we exceeded 4 million customers for the first time.

Our customer additions were split with 162,000 consumer customer additions, more than double the 79,000 added in the first quarter of fiscal 2012 and 176,000 commercial additions, up 19% from the 148,000 added in the prior fiscal year. Over and above this, 252,000 of our customers renewed their contracts with our renewal rate up sharply to 74% from 66% a year earlier and 64% reported in fiscal 2012. This is a result of very strong renewals from commercial customers. Commercial renewal rates are expected to be volatile as they are normally subject to competitive bidding.

The company was able to realize this growth through success across its marketing channels. Our 1,200 independent contractors, telemarketing team, 66,000 Momentis independent representatives, Internet-based sales group and broker network all worked hard to achieve record results.

Long-Term Energy Customer Aggregation
	April 1,			Failed to	June 30,	% increase	June 30,	% increase
	2012	Additions	Attrition	renew	2012	(decrease)	2011	(decrease)
Natural gas
Canada	558,000	32,000	(15,000)	(14,000)	561,000	1%	635,000	(12)%
United States	551,000	36,000	(30,000)	(13,000)	544,000	(1)%	567,000	(4)%
Total gas	1,109,000	68,000	(45,000)	(27,000)	1,105,000	0%	1,202,000	(8)%
Electricity
Canada	698,000	25,000	(16,000)	(24,000)	683,000	(2)%	704,000	(3)%
United States	2,063,000	245,000	(66,000)	(53,000)	2,189,000	6%	1,452,000	51%
Total electricity	2,761,000	270,000	(82,000)	(77,000)	2,872,000	4%	2,156,000	33%
Combined	3,870,000	338,000	(127,000)	(104,000)	3,977,000	3%	3,358,000	18%

Energy marketing was not our only growth engine. National Home Services, our water heater/HVAC operation, saw its customer base grow to 177,000, up 34% from a year earlier.

The direct result of this growth was a 21% growth in our gross margin year over year. This rate of increase is well ahead of the 10% to 12% growth forecast for the year and gives the Company a strong start in what is traditionally, the lowest cash flow quarter of the year.

At the same time as the Company’s core business was growing, we have made a number of investments in new growth channels during the quarter. The most significant of these was our investment in Momentis, our network marketing division. A year ago, Momentis had 5,000 independent representatives. At June 30, 2012, the total had reached 66,000, up 18,200 from the end of fiscal 2012.

Our Hudson solar business increased its committed projects to $108 million, up from $91 million at the beginning of the quarter. In addition, following quarter end, we entered into an agreement with Macquarie Bank Limited to provide non-recourse debt financing for our solar projects.

Finally, we made a significant investment in the establishment of a U.K-based commercial office, our first presence in Europe. The office opened for business on July 23, 2012.

As with past growth investments, each of these projects is expected to have the high returns and rapid payback for which Just Energy is known. The projects required substantial spending on administrative costs and marketing costs for Momentis, capital for solar and office set-up and staff for U.K. operations, none of which made a material contribution in the quarter. Management believes that these expenditures will broaden the base of the Company and allow us to continue our remarkable track record of growth into the future.

Our overall administrative costs were up 28% over the comparative quarter due to the inclusion of $3.5 million in administrative costs added with the Fulcrum acquisition. Excluding these costs, Energy marketing administrative expenses were up 14% and this included administrative costs for the set-up of the London, U.K. office, expenditures that will benefit us in future periods.

Bad debt expenses were $8.6 million, 2.6% of relevant sales versus 2.8% in the quarter a year earlier. Customer attrition rates averaged 14%, unchanged from a year earlier. Renewal rates were 74%, up from 66% reported a year earlier and 64% in fiscal 2012.

The results of the first quarter are highlighted by the table below:
Three months ended June 30, ($ millions except per unit and customers)	F2013	Per share	F2012	Per share
Sales	$646.1	$4.51	$626.2	$4.46
Gross margin	114.3	0.80	94.3	0.67
Administrative expenses	36.1	0.25	28.3	0.20
Finance costs	17.9	0.12	13.8	0.10
Adjusted EBITDA	42.3	0.30	37.4	0.27
Adjusted Funds from Operations	29.2	0.20	32.5	0.23
Profit for the period1	328.6	2.29	51.1	0.36
Dividends/distributions	44.4	0.31	43.6	0.31
Payout ratio - Adjusted EBITDA	105%		116%
Payout ratio – Adjusted Funds from Operations	152%		134%
Long-term Customers	3,977,000		3,358,000

1Profit for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

JustGreen and JustClean continued their growth. These high margin products were taken by 29% of our new residential customers who took green supply for an average of 81% of their consumption. Green now makes up 12% of our consumer electricity portfolio (up from 10% a year ago) and 11% of our consumer gas portfolio (up from 9% a year ago).  We are careful to tie green sales to green supply within the same jurisdiction.  We have participated in more than 70 carbon offset and renewable energy projects across North America.

Adjusted EBITDA growth followed our margin growth with a 13% increase year over year, again tracking ahead of our guidance of 8% to 10% growth for fiscal 2013. Adjusted EBITDA growth was less than margin growth largely because the cost of the very high volume of renewals in the period.

Funds from Operations is a measure which shows where our cash flow stands compared to our dividend obligations.  Funds from Operations for the quarter was $2.1 million compared to $24.9 million in the prior comparable quarter. Adjusted for growth marketing expenditures, our payout ratio was 152%, up from 134%. More than $30 million was spent to grow our embedded gross margin versus $10 million a year prior. The results of this growth spending can be tangibly measured within our embedded gross margin which was up $111.4 million during the quarter and reached a total of $2.1 billion. As can be seen below, the value of the Company’s contracts increased 6% in the quarter and 20% over the past year. This reflects the success of Just Energy’s growth expenditures and shows the ability of the Company to both grow and pay a high yield.

Embedded Gross Margin

	As at	As at	June vs.	As at	June 2012 vs.
	June 30,	March 31,	March 2012	June 30,	June 2011
	2012	2012	variance	2011	variance
Canada - energy marketing (CAD$)	$587.7	$592.1	(1)%	$622.1	(6)%
Home Services division (CAD$)	465.7	393.0	18%	303.1	54%
Canada - total (CAD$)	1,053.4	985.1	7%	925.2	14%
U.S. - energy marketing (US$)	1,016.4	994.1	2%	851.3	19%
Total (CAD$)	$2,088.2	$1,976.8	6%	$1,746.2	20%

Dividends were $0.31 per share, unchanged from those paid a year earlier. Payout ratio on Adjusted EBITDA improved to 105%, down from 116% a year ago in what is seasonally the weakest quarter of the year. This continues a trend of improved payouts after the replacement of all lost embedded margin for the period.  To the extent that our growth continues to substantially exceed our published guidance, our dividend obligations will exceed our Adjusted Funds from Operations. This is not an unusual situation for business in a high growth phase. The rapid payback on our investments will quickly resolve this situation and we are in the process of arranging funding this potential accelerated growth rate, our capital expenditures and our dividends.

This was another excellent quarter for Just Energy.  We believe that double digit growth and a high dividend yield combine to make Just Energy a unique investment. We have a long track record of taking proactive steps to perpetuate our growth. We are confident that the investments we have taken in this quarter will reap similar success.

I thank my fellow shareholders for their continued support.

Yours sincerely,
Ken Hartwick
Chief Executive Officer

Management’s discussion and analysis
(“MD&A”) – August 9, 2012

OVERVIEW
The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) (formerly Just Energy Income Fund (the “Fund”)) for the three months ended June 30, 2012, and has been prepared with all information available up to and including August 9, 2012. This analysis should be read in conjunction with the unaudited consolidated financial statements for the three months ended June 30, 2012. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Just Energy’s date of transition to IFRS was April 1, 2010. All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or U.S. Securities Exchange Commissions at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates. Effective January 1, 2011, Just Energy completed the conversion from the Fund to Just Energy (the “Conversion”). As part of the Conversion, Just Energy Exchange Corp. (“JEEC”) was amalgamated with JE and, like the unitholders of the Fund, the holders of JEEC’s Exchangeable Shares received common shares of JE on a one for one basis. JE also assumed all of the obligations under the $90m convertible debentures and $330m convertible debentures.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and, commencing in July 2012, the United Kingdom under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits but will also increase sales receptivity and improve renewal rates.

In addition, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents, through a subsidiary under the trade name National Home Services (“NHS”). Just Energy also operates a network marketing division under the trade name Momentis. Through its subsidiary, Terra Grain Fuels Inc. (“TGF”), Just Energy produces and sells wheat-based ethanol. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries provide solar project development platforms operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a jointly controlled entity, which is primarily involved in the Internet-based marketing of Just Energy’s gas and electricity contracts.

Forward-looking information
This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Adjusted EBITDA and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause

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actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the May 31, 2012 Annual Information Form and other reports on file with Canadian security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or the U.S. Securities Exchange Commissions website at www.sec.gov.

KEY TERMS
“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. Just Energy Exchange Corp. assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009 and Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 27 for further details.

“$100m convertible debentures” represents the $100 million of convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Long-term debt and financing” on page 27 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by the Fund to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 27 for further details.

“customer” does not refer to an individual customer but instead an RCE (see Key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” represents the gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

NON-GAAP FINANCIAL MEASURES
Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-GAAP financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that Adjusted EBITDA is the best basis for analyzing the financial results of Just Energy.

EBITDA
“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-GAAP measure that reflects the pre-tax profitability of the business.

BASE EBITDA
“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term

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mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

ADJUSTED EBITDA
“Adjusted EBITDA” represents Base EBITDA adjusted to deduct selling and marketing costs sufficient to maintain existing levels of embedded gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. Management believes this is a useful measure of operating performance for investors.

FUNDS FROM OPERATIONS
“Funds from Operations” refers to the net cash available for distribution through dividends to shareholders. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

BASE FUNDS FROM OPERATIONS
“Base Funds from Operations” refers to the Funds from Operations adjusted for capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and spending relating to contract initiation costs to maintain embedded gross margin at the current level.

ADJUSTED FUNDS FROM OPERATIONS
“Adjusted Funds from Operations” refers to the Base Funds from Operations adjusted to deduct the selling and marketing costs sufficient to maintain existing levels of embedded gross margin. This adjustment results in the exclusion of the marketing carried out by Just Energy to add to its future productive capacity.

EMBEDDED GROSS MARGIN
“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the average remaining life of National Home Services’ customer contracts. The energy marketing embedded gross margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

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Financial highlights
For the three months ended June 30
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2013			Fiscal 2012
			Per
		Per	share		Per
		Share	change		share

Sales	$646,074	$4.51	1%	$626,200	$4.46
Gross margin	114,259	0.80	19%	94,261	0.67
Administrative expenses	36,104	0.25	25%	28,284	0.20
Finance costs	17,880	0.12	27%	13,792	0.10
Profit for the period1	328,639	2.29	530%	51,132	0.36
Dividends/distributions	44,390	0.31	0%	43,605	0.31
Base EBITDA2	15,173	0.11	(50)%	29,867	0.21
Adjusted EBITDA2	42,271	0.30	11%	37,431	0.27
Base Funds from Operations2	(903)	(0.01)	(104)%	22,373	0.16
Adjusted Funds from Operations2	29,224	0.20	(12)%	32,504	0.23
Payout ratio on Base EBITDA	293%			146%
Payout ratio on Adjusted EBITDA	105%			116%
Payout ratio on Base Funds from Operations	NEG 3			195%
Payout ratio on Adjusted Funds from Operations	152%			134%
Embedded Gross Margin2 (in millions)	2,088			1,746
Energy customers (RCEs)	3,977,000			3,358,000
Home Services customers (installed units)	177,000			131,600
Total customers (RCEs and installed units)	4,154,000			3,489,600

1Profit for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See discussion of “Non-GAAP financial measures” on page 2.
3NEG represents a negative payout ratio.

ACQUISITION OF FULCRUM RETAIL HOLDINGS LLC
On October 3, 2011, Just Energy completed the acquisition of Fulcrum with an effective date of October 1, 2011. The acquisition was funded by an issuance of $100 million in convertible debentures.

The consideration for the acquisition was US$79.4 million paid at the time of closing and subject to customary working capital adjustments. Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively the “Earn-Out” amount) to the seller 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum during the Earn-Out period.

In addition, the Company will pay, as part of the contingent consideration, an additional 4.006% on the cash portion of the contingent consideration and $1.86 for each of the common shares that are issued at the end of the Earn-Out period.

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The acquisition of Fulcrum was accounted for using the acquisition method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
Current assets (including cash of $3,875)	$43,528
Property, plant and equipment	758
Software	215
Customer contracts and relationships	39,533
Affinity relationships	42,359
Brand	13,034
Contract initiation costs	156
Non-controlling interest	540
140,123

Current liabilities	(44,856)
Other liabilities – current	(12,430)
Other liabilities – long term	(3,768)
Deferred lease inducements	(322)
Long-term debt	(586)
(61,962)

Total identifiable net assets acquired	78,161
Goodwill arising on acquisition	21,106
Total consideration	$99,267

Cash paid, net of estimated working capital
adjustment	$80,940
Contingent consideration (Earn-Out amount)	18,327
Total consideration	$99,267

The electricity customer contracts and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity customer contracts are amortized over 3.5 years. The affinity relationships are amortized over eight years.  The brand value, which represents the value allocated to the market awareness of the operating names used to sell and promote its products, is considered to have an indefinite life and therefore, is not subject to amortization.

Operations

NATURAL GAS
Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In

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the case of greater than expected gas consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Consequently, customer margin increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Ontario, Quebec, British Columbia and Michigan
In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas.  During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Manitoba, Alberta and Saskatchewan
In Manitoba, Alberta and Saskatchewan, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and LDCs will be higher in the winter months.

New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey and Pennsylvania
In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey and Pennsylvania, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY
In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio and Massachusetts, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. The customers may experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing for residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio. The expected cost of this strategy is incorporated into the price to the customer. Our ability to mitigate weather effects is limited by the severity of weather from normal.  In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss in relation to the original cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected power consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss in relation to the fixed cost of supply. Customer margin generally increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN
Customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

6.

JUSTCLEAN
In addition to its traditional commodity marketing business, Just Energy allows customers to effectively manage their carbon footprint without buying energy commodity products by signing a JustClean contract. The JustClean products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. This product can be offered in all states and provinces and is not dependent on energy deregulation.

BLEND AND EXTEND PROGRAM
As part of Just Energy’s retention efforts, electricity and natural gas customers may be contacted for early renewal of their contracts under a Blend and Extend offer. These customers are offered a lower rate, compared to their current contracted rate, but the term of their contract is extended up to five more years. Consequently, Just Energy may experience a reduction in margins in the short term but will gain additional future margins.

CONSUMER (RESIDENTIAL) ENERGY DIVISION
The sale of gas and electricity to customers of 15 RCEs and less is undertaken by the Consumer Energy division.  The marketing of energy products of this division is primarily done door-to-door through 1,200 independent contractors, the Momentis network marketing operation and Internet-based and telemarketing marketing efforts. Approximately 50% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products, JustGreen and JustClean. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products.

COMMERCIAL ENERGY DIVISION
Customers with annual consumption over 15 RCEs are served by the Commercial Energy division.  These sales are made through three main channels: door-to-door commercial independent contractors; inside commercial sales representatives; and sales through the broker channel using the commercial platform acquired with the Hudson purchase. Commercial customers make up approximately 50% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis.  Commercial customers tend to have combined attrition and failed-to-renew rates that are lower than those of consumer customers.

HOME SERVICES DIVISION
NHS began operations in April 2008 and provides Ontario residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tanks and tankless water heaters and high efficiency furnaces and air conditioners. NHS markets through approximately 190 independent contractors in Ontario. See page 21 for additional information.

ETHANOL DIVISION
Just Energy owns and operates Terra Grain Fuels (“TGF”), a 150-million-litre capacity wheat-based ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers dried grain (“DDG”). See page 20 for additional information on TGF.

NETWORK MARKETING DIVISION
Just Energy owns and operates Momentis, a network marketing company operating within Canada and the U.S. Independent representatives educate consumers about the benefits of energy deregulation and sell them products offered by Just Energy as well as a number of other products. Independent representatives are rewarded through commissions earned based on new customers added. As of June 30, 2012, there were approximately 66,000 independent representatives.

SOLAR DIVISION
Hudson Energy Solar (“HES”), a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, brings renewable energy directly to the consumer, enabling them to reduce their environmental impact and energy costs. HES installs solar systems on residential or commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES sells the energy generated by the solar panels back to the customer. This division will contribute to operating metrics through commodity sales, renewable energy credit offset sales and tax incentives. As of June 30, 2012, the division has made commitments of approximately $108.0 million with the status of the associated projects ranging from contracted to completed.

7.

ADJUSTED EBITDA
For the three months ended June 30
(thousands of dollars, except per share amounts)		Per		Per
	Fiscal 2013	Share	Fiscal 2012	Share
Reconciliation to consolidated statements of income
Profit for the period	$ 328,639	$ 2.29	$ 51,132	$ 0.36
Add (subtract):
Finance costs	17,880		13,792
Provision for income taxes	32,697		7,221
Amortization	30,015		37,419
Profit attributable to non-controlling interest	(167)		-
EBITDA	$ 409,064	$ 2.86	$ 109,564	$ 0.78
Subtract:
Change in fair value of derivative instruments	(393,891)		(79,697)
Base EBITDA	15,173	$ 0.11	29,867	$ 0.21
Add (subtract):
Selling and marketing expenses to add gross margin	30,127		10,131
Maintenance capital expenditures	(3,029)		(2,567)
Adjusted EBITDA	$ 42,271	$ 0.30	$ 37,431	$ 0.27
Adjusted EBITDA
Gross margin per financial statements	$ 114,259	$ 0.80	$ 94,261	$ 0.67
Add (subtract):
Administrative expenses	(36,104)		(28,284)
Selling and marketing expenses	(58,566)		(34,554)
Bad debt expense	(8,640)		(6,814)
Stock based compensation	(3,232)		(1,681)
Amortization included in cost of sales/selling and
marketing expenses	6,480		6,774
Other income	2,302		165
Proportionate share of loss from the joint venture	(1,159)		-
Profit attributable to non-controlling interest	(167)		-
Base EBITDA	$ 15,173	$ 0.11	$ 29,867	$ 0.21
Selling and marketing expenses to add gross margin	30,127		10,131
Maintenance capital expenditures	(3,029)		(2,567)
Adjusted EBITDA	$ 42,271	$ 0.30	$ 37,431	$ 0.27
Dividends/distributions
Dividends/distributions	$ 43,197		$ 42,520
Restricted share grants and deferred share grant	1,193		1,085
Total dividends/distributions	$ 44,390	$ 0.31	$ 43,605	$ 0.31
Adjusted fully diluted average number of shares outstanding1	143.2m		140.4m

1The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices. Just Energy ensures that the value of customer contracts is protected by entering into fixed-price supply contracts. Under IFRS, the value of the customer contracts is not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current

8.

supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy.

For Adjusted EBITDA, selling and marketing expenses used for increasing gross margin are also removed along with maintenance capital expenditures being deducted. As a corporation, management believes that Adjusted EBITDA is the best measure of operating performance.

Adjusted EBITDA amounted to $42.3 million ($0.30 per share) in the first quarter, an increase of 13% (11% per share) from $37.4 million ($0.27 per share) in the prior comparable quarter. The increase is attributable to the increase in gross margin, offset by higher operating expenses. Gross margin increased 21% (19% per share) overall with energy marketing and home services gross margin increasing by 15% and 36%, respectively. Margin contributions from TGF decreased quarter over quarter due to lower ethanol prices and higher wheat feedstock prices.

Administrative expenses increased by 28% from $28.3 million to $36.1 million quarter over quarter. The increase over the prior comparable quarter was partially due to the inclusion of the administrative expenses of $3.5 million relating to Fulcrum.  Excluding the Fulcrum-related expenses, administrative expenses amounted to $32.6 million, a 15% increase over the prior quarter due to the expansion in the energy marketing customer base, the growth of solar, network marketing and home services as well as the costs associated with the establishment of a U.K. operations and marketing office.

Selling and marketing expenses for the quarter ended June 30, 2012, were $58.6 million, a 69% increase from $34.6 million reported in the prior comparable quarter. This increase is attributable to the 49% increase in customer additions as well as the investments related to the build-out of the independent representative network by Momentis. Excluding the $16.0 million of costs associated with the building of Momentis, selling and marketing expenses increased by 23% to $42.6 million.

The selling and marketing expenses representing the costs associated with maintaining gross margin, which are deducted in Adjusted EBITDA, were $25.1 million for the quarter ended June 30, 2012, 22% higher than $20.6 million in the prior comparable quarter. This increase was due to the higher in number of customers to be replaced due to attrition or failure to renew.

Bad debt expense was $8.6 million for the quarter ended June 30, 2012, a 27% increase from $6.8 million recorded for the prior comparable quarter. This increase is a result of the 37% increase in revenue for markets for which Just Energy bears the bad debt risk quarter over quarter. For the quarter ended June 30, 2012, the bad debt expense of $8.6 million represents approximately 2.6% of revenue in the jurisdictions where the Company bears the credit risk, in comparison with 2.8% of revenue for the three months ended June 30, 2011.

Dividends and distributions paid for the quarter ended June 30, 2012 were $44.4 million, an increase of 2% from the prior comparable quarter as a result of a higher number of shares outstanding. The payout ratio on Adjusted EBITDA was 105% for the three months ended June 30, 2012, versus 116% in the first quarter of fiscal 2012.  For the quarter ended June 30, 2012, the payout ratio on Adjusted Funds from Operations was 152% versus 134% in the prior comparable quarter. Just Energy’s operations are seasonal with first quarter typically experiencing the lowest consumption and consequently, the lowest gross margin in comparison to the other quarters.

For further information on the changes in the gross margin, please refer to “Segmented Adjusted EBITDA” on page 14 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 22 through 24.

9.

EMBEDDED GROSS MARGIN
(millions of dollars)
Management's estimate of the future embedded gross margin is as follows:
	As at	As at	June vs.	As at	June 2012 vs.
	June 30,	March 31,	March 2012	June 30,	June 2011
	2012	2012	variance	2011	variance
Canada - energy marketing (CAD$)	$587.7	$592.1	(1)%	$622.1	(6)%
Home Services division (CAD$)	465.7	393.0	18%	303.1	54%
Canada - total (CAD$)	1,053.4	985.1	7%	925.2	14%
U.S. - energy marketing (US$)	1,016.4	994.1	2%	851.3	19%
Total (CAD$)	$2,088.2	$1,976.8	6%	$1,746.2	20%

Management’s estimate of the embedded gross margin amounted to $2,088.2 million as at June 30, 2012, an increase of 6% from $1,976.8 million three months prior and an increase of 20% year over year. The embedded gross margin for Canadian operations increased 7% driven by 18% higher embedded gross margin from the Home Services division. NHS embedded gross margins reflect a higher customer count as well as an increase in the monthly rental rate. The embedded gross margin for NHS represents the margin associated with the average remaining life of the customer contracts.

U.S. embedded gross margin increased 2% over the prior period from US$994.1 million to US$1,016.4 million. The growth in energy marketing embedded gross margin for the quarter was lower than the 3% growth in customer base as commercial customers, which make up a growing percentage of new additions, by design have lower margins and shorter base contract terms than consumer customers. However, the addition of commercial customers also results in lower customer aggregation costs and lower annual customer servicing costs, neither of which is captured in embedded margin.

The U.S. dollar strengthened 2% against the Canadian dollar over the first quarter of fiscal 2013, resulting in an increase of $20.9 million in embedded gross margin when stated in Canadian dollars.

Funds from Operations
For the three months ended June 30
(thousands of dollars, except per share amounts)		Per			Per
	Fiscal 2013	share	Fiscal 2012		share
Cash inflow from operations	$23,109	$0.16	$15,694		$0.11
Add:
Increase (decrease) in non-cash working capital	(22,330)		4,049
Tax adjustment	1,347		5,197
Funds from Operations	2,126	$0.01	$24,940		$0.18
Less: maintenance capital expenditures	(3,029)		(2,567)
Base Funds from Operations	$(903)	$(0.01)	$22,373		$0.16

Base Funds from Operations payout ratio	NEG		195%

Add: selling and marketing expenses to add new gross margin	30,127		10,131
Adjusted Funds from Operations	$29,224	$0.20	$32,504		$0.23

Adjusted Funds from Operations payout ratio	152%		134%
Adjusted fully diluted average number of shares outstanding 1	143.2m		140.4	m

1The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.
2 NEG represents a negative payout ratio.

10.

Funds from Operations represents the cash available for distribution to the shareholders of Just Energy. For the three months ended June 30, 2012, Funds from Operations was $2.1 million ($0.01 per share), a 91% decrease from $24.9 million ($0.18 per share) in the prior comparable quarter. Base Funds from Operations, which represents Funds from Operations reduced by the maintenance capital expenditures, was $(0.9) million for the three months ended June 30, 2012, compared with $22.4 million in the first quarter of fiscal 2012.

The lower Funds from Operation and Base Funds from Operation are due to the substantial growth in selling and marketing expenses to add new embedded gross margin. The $30.1 million in expenditures resulted in a $111.4 million increase in embedded gross margin during the quarter. Given the quick payback on such investments, there is a clear longer term benefit received from the cost in the quarter.

Adjusted Funds from Operations is adjusted to deduct only the sales and marketing expenses associated with maintaining gross margin for the quarter. These expenditures totalled $25.1 million and resulted in the maintenance of the $1,976.8 million in embedded gross margin in place at the beginning of the quarter. Selling and marketing expenses to add gross margin and growth capital expenditures resulted in an increase in embedded gross margin of $111.4 million. For the three months ended June 30, 2012, Adjusted Funds from Operations was $29.2 million ($0.20 per share), a decrease of 10% over $32.5 million ($0.23 per share) in the prior comparable quarter. Payout ratios were 152% for the three months ended June 30, 2012 and 134% in the prior comparable quarter.  Traditionally, the first quarter is seasonally the slowest quarter for sales and gross margin due to low gas and electricity consumption.

11.

Summary of quarterly results
(thousands of dollars, except per share amounts)
	Q1	Q4	Q3	Q2
	fiscal 2013	fiscal 2012	fiscal 2012	fiscal 2012
Sales	$646,074	$820,412	$738,614	$600,043
Gross margin	114,259	173,260	147,407	102,561
Administrative expenses	36,104	34,031	31,308	28,774
Finance costs	17,880	16,426	16,377	14,340
Profit (loss) for the period	328,639	(76,895)	(97,386)	(3,494)
Profit (loss) for the period per share/unit – basic	2.36	(0.55)	(0.70)	(0.03)
Profit (loss) for the period per share/unit – diluted	1.97	(0.55)	(0.70)	(0.03)
Dividends/distributions paid	44,390	44,152	43,934	43,691
Base EBITDA	15,173	76,948	63,563	38,604
Adjusted EBITDA	42,271	109,287	88,513	47,894
Base Funds from Operations	(903)	55,236	49,967	42,059
Adjusted Funds from Operations	29,224	88,170	76,567	52,401
Payout ratio on Base EBITDA	293%	57%	69%	113%
Payout ratio on Adjusted EBITDA	105%	40%	50%	91%
Payout ratio on Base Funds from Operations	NEG 2	80%	88%	104%
Payout ratio on Adjusted Funds from Operations	152%	50%	57%	83%

	Q1	Q4	Q3	Q2
	fiscal 2012	fiscal 2011	fiscal 2011	fiscal 2011
Sales	$626,200	$941,334	$744,296	$657,878
Gross margin	94,261	172,599	132,084	96,719
Administrative expenses	28,284	28,367	26,299	25,963
Finance costs	13,792	13,646	15,6791	12,8231
Profit (loss) for the period	51,132	37,119	178,468	(133,436)
Profit (loss) for the period per unit – basic	0.37	0.27	1.41	(1.07)
Profit (loss) for the period per unit – diluted	0.35	0.23	1.16	(1.07)
Dividends/distributions paid	43,605	43,208	42,450	42,276
Base EBITDA	29,867	109,282	68,823	31,441
Adjusted EBITDA	37,431	114,934	76,800	37,497
Base Funds from Operations	22,373	67,150	50,034	43,227
Adjusted Funds from Operations	32,504	75,215	61,327	50,916
Payout ratio on Base EBITDA	146%	40%	62%	134%
Payout ratio on Adjusted EBITDA	116%	38%	55%	113%
Payout ratio on Base Funds from Operations	195%	64%	85%	98%
Payout ratio on Adjusted Funds from Operations	134%	57%	69%	83%

1Excludes distributions paid to holders of Exchangeable Shares prior to Conversion included as finance costs under IFRS.
2NEG represents a negative payout ratio

Just Energy’s results reflect seasonality, as consumption is greatest during the third and fourth quarters (winter quarters). While year over year quarterly comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA, Adjusted EBITDA, Funds from Operations, Adjusted Funds from Operations and lower

12.

payout ratios in the third and fourth quarters and lower Base EBITDA, Adjusted EBITDA, Funds from Operations, Adjusted Funds from Operations and higher payout ratios in the first and second quarters.

ANALYSIS OF THE FIRST QUARTER
Sales increased by 3% year over year to $646.1 million from $626.2 million. Sales from gas and electricity marketing increased by 3% versus fiscal 2012 primarily as a result of a 18% increase in customer base offset by lower commodity prices. Gross margin from energy marketing increased by 15% with the increase associated with the growth in customer base being offset by the financial reconciliations associated with the lower gas consumption due to the extremely warm winter temperatures experienced across Just Energy’s gas markets during fiscal 2012. Gross margin from NHS and Momentis increased and helped contribute to an overall increase in margin of 21%.

The change in fair value of derivative instruments resulted in a gain of $393.9 million for the current quarter, in comparison with $79.7 million in the first quarter of the prior fiscal year. Profit for the period ended June 30, 2012 was $328.6 million, representing profit of $2.36 and $1.97 on a basic and diluted per share basis.  For the prior comparable quarter, profit was $51.1 million, representing profit of $0.37 and $0.35 on a basic and diluted per share basis, respectively. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers in the future at fixed prices, minimizing any impact of mark to market gains and losses.

Adjusted EBITDA increased by 13% to $42.3 million for the three months ended June 30, 2012. This increase is attributable to higher gross margin being offset by higher administrative, bad debt, and selling and marketing expenses to maintain gross margin. Base EBITDA (after all selling and marketing costs) decreased by 49% to $15.2 million for the three months ended June 30, 2012, down from $29.9 million in the prior comparable quarter primarily as a result of record gross additions and the investment in the network marketing division.  These expenditures will support future growth for the Company. For the three months ended June 30, 2012, the provision for income tax expense amounted to $32.7 million versus the prior comparable period expense of $7.2 million, which was a result of a change in the deferred tax.

As expected, Funds from Operations were negative as the available cash was utilized to fund record customer additions and embedded gross margin growth of $111.4 million during the slowest seasonal quarter.

Dividends/distributions paid were $44.4 million, an increase of 2% from the prior comparable quarter as a result of a higher number of shares outstanding. Payout ratio on Adjusted EBITDA was 105% for the three months ended June 30, 2012, compared with 116% in the prior comparable quarter.  The payout ratio on Adjusted Funds from Operations was 152% for the three months ended June 30, 2012, compared with 134% reported for the first quarter of fiscal 2012.

13.

Segmented Adjusted EBITDA
For the three months ended June 30
	Fiscal 2013
	Energy		Home
	Marketing	Ethanol	Services	Other	Consolidated
Gross margin per financial statements	$97,599	$602	$8,479	$7,579	$114,259
Add (subtract):
Administrative expenses	(27,905)	(2,266)	(3,792)	(2,141)	(36,104)
Selling and marketing expenses	(41,475)	-	(1,081)	(16,010)	(58,566)
Bad debt expense	(8,604)	-	(36)	-	(8,640)
Stock based compensation	(2,768)	-	(464)	-	(3,232)
Amortization included in cost of sales/selling and marketing expenses	2,832	1,082	2,566	-	6,480
Other income	411	-	2	1,889	2,302
Proportionate share of loss from the joint venture	(1,159)	-	-	-	(1,159)
Minority interest	(167)	-	-	-	(167)
Base EBITDA	18,764	(582)	5,674	(8,683)	15,173
Selling and marketing expenses to add gross margin	13,549	-	576	16,002	30,127
Maintenance capital expenditures	(3,002)	(1)	(14)	(12)	(3,029)
Adjusted EBITDA	$29,311	($583)	$6,236	$7,307	$42,271

	Fiscal 2012
	Energy		Home
	Marketing	Ethanol	Services	Other	Consolidated
Gross margin per financial statements	$85,122	$2,545	$6,232	$362	$94,261
Add (subtract):
Administrative expenses	(21,451)	(2,765)	(2,863)	(1,205)	(28,284)
Selling and marketing expenses	(32,137)	-	(1,300)	(1,117)	(34,554)
Bad debt expense	(6,811)	-	(3)	-	(6,814)
Stock based compensation	(1,358)	-	(323)	-	(1,681)
Amortization included in cost of sales/selling and marketing expenses	3,563	1,438	1,773	-	6,774
Other income	99	-	-	66	165
Base EBITDA	27,027	1,218	3,516	(1,894)	29,867
Selling and marketing expenses to add gross margin	8,025	-	991	1,115	10,131
Maintenance capital expenditures	(2,518)	(27)	(22)	-	(2,567)
Adjusted EBITDA	$32,534	$1,191	$4,485	($779)	$37,431

Adjusted EBITDA amounted to $42.3 million for the three months ended June 30, 2012, an increase from $37.4 million in the prior comparable quarter. Energy marketing contributed $29.3 million to Adjusted EBITDA for the current quarter, a decrease from $32.5 million in the first quarter of fiscal 2012, as a result of the costs of the substantial increase in renewals versus the prior year. Just Energy’s Ethanol division, TGF, contributed $(0.6) million to Adjusted EBITDA for the

14.

three months ended June 30, 2012, compared with the $1.2 million in Adjusted EBITDA in the prior comparable quarter as a result of higher wheat feedstock prices and lower ethanol prices experienced in the current quarter.

NHS contributed $6.2 million to the consolidated Adjusted EBITDA for the first quarter of fiscal 2012, an increase from $4.5 million in the prior comparable quarter due to the higher gross margin resulting from an increasing customer base. Just Energy’s other divisions, Momentis and HES, contributed a combined $7.3 million to Adjusted EBITDA for the current quarter, an increase from $(0.8) million contributed in the three months ended June 30, 2011.

For further information on each division, please refer to “Energy Marketing” included below, “Ethanol division (TGF)” on page 20, “Home Services division (NHS)” on page 21 and “Other divisions (Momentis and HES)” on page 22.

Energy Marketing
Adjusted EBITDA for the three months ended June 30, 2012 amounted to $29.3 million, a 10% decrease from $32.5 million reported in the first quarter of fiscal 2012. Although gross margin increased by 15% quarter over quarter, higher operating expenses and, in particular, higher selling and marketing costs reflecting higher renewals offset this increase during the quarter. Administrative and bad debt expenses also increased as a result of the Fulcrum acquisition and the expanding customer base.

SALES AND GROSS MARGIN
For the three months ended June 30
(thousands of dollars)
	Fiscal 2013				Fiscal 2012

Sales	Gas	Electricity	Total	Gas	Electricity	Total

Canada	$68,188	$98,394	$166,582	$123,278	$120,049	$243,327
United States	51,908	385,026	436,934	79,172	265,298	344,470
	$120,096	$483,420	$603,516	$202,450	$385,347	$587,797
Increase (decrease)	(41)%	25%	3%

Gross margin	Gas	Electricity	Total	Gas	Electricity	Total

Canada	$10,636	$25,991	$36,627	$16,847	$18,470	$35,317
United States	4,017	56,955	60,972	8,258	41,547	49,805
	$14,653	$82,946	$97,599	$25,105	$60,017	$85,122
Increase (decrease)	(42)%	38%	15%

Sales for the three months ended June 30, 2012 were $603.5 million, an increase of 3% from $587.8 million in the prior comparable quarter. The sales increase reflects growth in the U.S. electricity segment from the 51% larger customer base, offset by the lower gas sales as a result of the lower gas consumption due to extreme warm temperatures across all key gas markets. In addition, because of the lower commodity prices, Just Energy has experienced a gradual reduction in average price within the customer base as new customers signed and customer renewals are at lower prices than that of customers expiring or lost through attrition.

Gross margins were $97.6 million for the quarter, an increase of 15% from the $85.1 million earned during the three months ended June 30, 2011 reflecting the Company’s efforts to maintain per customer margins while selling prices decline. Again higher electricity margins more than offset the lower gas margins due to the warm winter and the resulting lower consumption. The increasing proportion of lower margin commercial customers results in lower margin growth than customer growth.

15.

GAS
Sales were $120.1 million for the three months ended June 30, 2012, down 41% from $202.5 million in the prior comparable quarter of fiscal 2013. Gross margins were $14.7 million for the first quarter of fiscal 2013, a decrease of 42% from $25.1 million recorded for the three months ended June 30, 2011. The number of gas customers has decreased by 8% during the past year.

Canada
Canadian gas sales were $68.2 million, a decrease of 45% from $123.3 million recorded for the three months ended June 30, 2012. Gross margin totalled $10.6 million, down 37% from the prior comparable quarter. The decrease in sales and margin is a result of the decline in commodity prices reflected in recent contract offerings, the 12% smaller customer base and the quarterly consumption effects from the warmest winter on record in the Company’s key markets.

After allowance for balancing and inclusive of acquisitions, realized average gross margin per customer (“GM/RCE”) for the rolling 12 months ended June 30, 2012, amounted to $179/RCE compared to $165/RCE for the prior comparable period. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta and British Columbia.

United States
For the three months ended June 30, 2012, gas sales totalled $51.9 million, a decrease of 34% from $79.2 million in the prior comparable period. Gross margin for the gas markets in the U.S. was $4.0 million, a 51% decrease versus $8.3 million reported in the first quarter of fiscal 2012. Total gas customers in the U.S decreased by 4% during the past year. The lower sales and gross margin were the result of the settlements associated with the lower consumption during the warmer than usual winter weather and the overall decrease in customer base. The lower commodity price environment and its impact on recently signed contracts also contributed to the decline in gas sales in the U.S. over the prior comparable period.

Average realized gross margin after all balancing costs for the rolling 12 months ended June 30, 2012, was $108/RCE, a decrease from $140/RCE.  In addition to the impact from weather, a higher proportion of commercial customers were added which have lower margins per RCE by design. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Georgia, Michigan and California.

ELECTRICITY
Sales for the three months ended June 30, 2012 were $483.4 million, an increase of 25% from $385.3 million for the three months ended June 30, 2011. Gross margin was $82.9 million, up 38% from $60.0 million in the prior comparable quarter. The number of electricity customers has increased by 33% during the past year.

Canada
Electricity sales were $98.4 million for the three months ended June 30, 2012, a decrease of 18% from the prior comparable period due to a 3% decline in RCEs as well as new variable rate products offered at lower sales prices. Gross margin increased 41% to $26.0 million, compared to $18.5 million from the prior comparable quarter. Gross margin increased largely due to higher margins associated with the JustGreen product offerings as well as pricing on attractive variable rate products.

Realized average gross margin per customer in Canada after all balancing and including acquisitions for the rolling 12 months ended June 30, 2012, amounted to $155/RCE, an increase from $121/RCE in the prior comparable period.  The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States
Electricity sales in the U.S. were $385.0 million for the three months ended June 30, 2012, an increase of 45% from $265.3 million in the prior comparable period. Gross margin for electricity in the U.S was $57.0 million, a 37% increase from $41.5 million recorded in the three months ended June 30, 2011. Driving sales growth was the 51% increase in customer base during the past year, as a result of strong additions through marketing and 240,000 RCEs added through the Fulcrum acquisition effective October 1, 2011.

Just Energy has entered into a weather swap related to its Texas operations to limit its exposure to losses as a result of supply price volatility during extreme weather. During the three months ended June 30, 2012, a gain of $1.2 million has been recognized against the corresponding deductible of $0.8 million. The weather swap will continue to be in effect for July and August 2012.

16.

Average gross margin per customer for electricity during the rolling 12 months decreased to $128/RCE, compared to $138/RCE in the prior comparable period, as a result of a higher proportion of commercial customers added which have lower margins per RCE by design. The GM/RCE value for Texas, Pennsylvania, Massachusetts and California includes an appropriate allowance for the bad debt expense.

Long-Term Energy Customer Aggregation
	April 1,			Failed to	June 30,	% increase	June 30,	% increase
	2012	Additions	Attrition	renew	2012	(decrease)	2011	(decrease)
Natural gas
Canada	558,000	32,000	(15,000)	(14,000)	561,000	1%	635,000	(12)%
United States	551,000	36,000	(30,000)	(13,000)	544,000	(1)%	567,000	(4)%
Total gas	1,109,000	68,000	(45,000)	(27,000)	1,105,000	0%	1,202,000	(8)%
Electricity
Canada	698,000	25,000	(16,000)	(24,000)	683,000	(2)%	704,000	(3)%
United States	2,063,000	245,000	(66,000)	(53,000)	2,189,000	6%	1,452,000	51%
Total electricity	2,761,000	270,000	(82,000)	(77,000)	2,872,000	4%	2,156,000	33%
Combined	3,870,000	338,000	(127,000)	(104,000)	3,977,000	3%	3,358,000	18%

Gross customer additions for the quarter were 338,000, up 49% from the 227,000 customers added through marketing in the first quarter of fiscal 2012. Net additions from marketing were 107,000 for the quarter versus 44,000 net customers added in the prior comparable quarter. Net additions from marketing exceeded 100,000 for the third consecutive quarter, reflecting improved performance across each of the sales channels in both the consumer and commercial divisions. The customer base increased by 3% during the quarter and 18% year over year.

Consumer customer additions amounted to 162,000 for the quarter, more than double the 79,000 customer additions recorded in the prior comparable quarter. Management continues to diversify its sales platform beyond door-to-door sales to include the Momentis network, telephone and online marketing channels.

Commercial additions were 176,000 for the year, a 19% increase from 148,000 additions in the first quarter of the previous fiscal year. The broker sales channel continues to expand across Just Energy’s existing markets.

Total gas customers remained relatively flat during the quarter, reflecting a difficult price environment with a large disparity between utility spot prices and the five-year prices. The extended period of low, stable gas prices has reduced the customer appetite for the stability of higher priced long-term fixed contracts for consumer customers. As a result, Just Energy has moved to a variety of consumer products that provide a different value proposition in the current environment, with variable and monthly flat rate contracts being well received while spot market prices remain stable. During the quarter, Canadian gas customers increased by 1%, representing its first increase in net additions in over five years.

Total electricity customers were up 4% during the quarter, with a 6% growth in the U.S. market and a 2% decrease in the Canadian markets. The growth in the U.S. is a result of the strong additions, while the Canadian electricity market, particularly in Ontario, continues to face competitive challenges due to low utility pricing.

JUSTGREEN AND JUSTCLEAN
Sales of the JustGreen products remain stable despite premium pricing in a low-price environment. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. A review was conducted by Grant Thornton LLP of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases report for the period from January 1, 2011, through December 31, 2011, validating the match of Just Energy’s renewable energy and carbon offset purchases against customer contracts. Just Energy has

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contracts with over 70 carbon offset and renewable energy projects across North America and is actively pursuing new projects to meet our growing demand for green energy alternatives. Just Energy purchases carbon offsets and renewable energy credits for the current and future use of our customers. Our purchases help developers finance their projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, Quebec, British Columbia, Alberta, Michigan, New York, Ohio, Illinois and Pennsylvania. JustGreen electricity is sold in Ontario, Alberta, New York, Texas and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 29% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 81% of their consumption as green supply. In comparison, the first quarter of fiscal 2012 reported that 32% of the consumer customers who contracted with Just Energy in the previous year choosing to include JustGreen for an average of 91% of their consumption.  The reduction in green-take up is primarily related to the high premium on the product in a low commodity price environment for our gas consumers.  Overall, JustGreen now makes up 11% of the Consumer gas portfolio, up from 9% a year ago. JustGreen makes up 12% of the Consumer electricity portfolio, up from 10% a year ago.

In addition, JustClean products are being offered in some markets within Canada and the United States. JustClean products are carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators that allow customers to offset a portion or all of their carbon footprint without an association to a commodity product. The JustClean product can be offered in all states and provinces and is not dependent on energy deregulation. The Company is exploring opportunities to expand this product offering to new markets throughout the U.S. and Canada, both regulated and deregulated.

ATTRITION
	Trailing	Trailing	Trailing
	12-month	12-month	12-month
	attrition	attrition	attrition
	June 30, 2012	June 30, 2011	March 31, 2012
Natural gas
Canada	11%	10%	10%
United States	24%	21%	24%
Electricity
Canada	11%	10%	9%
United States	13%	15%	13%
Total attrition	14%	14%	13%

Attrition rates remained constant quarter over quarter at 14%. The primary contributing factor to the stability in attrition rates is that most customers signed in the past three years are on prices consistent with current market prices. The attrition from these customers and their eventual renewal will be assisted by this pricing; in addition, there are generally lower attrition rates among the growing base of commercial customers.

Natural gas
The annual natural gas attrition in Canada was 11% for the first quarter in fiscal 2013, slightly higher than from the attrition rate reported in the prior comparable quarter. In the U.S., annual gas attrition was 24%, an increase from 21% experienced in the prior comparable quarter. Attrition levels for the current quarter were in line with what was reported for fiscal 2012.

Electricity
The annual electricity attrition rate in Canada was 11%, up from the 10% reported in the prior comparable quarter. Electricity attrition in the U.S. was 13% for the first three months in fiscal 2013, a slight decrease from 15% reported in first quarter of fiscal 2012, due to the increasing commercial customer base, which has historically experienced lower attrition rates.

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RENEWALS
	Consumer		Commercial
	Trailing	Trailing	Trailing	Trailing
	12-month	12-month	12-month	12-month
	renewal	renewal	renewal	renewal
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Natural gas
Canada	48%	67%	59%	59%
United States	80%	74%	47%	73%
Electricity
Canada	50%	59%	59%	58%
United States	80%	81%	84%	62%

Total renewals - consumer and commercial divisions	74%	66%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Management’s targeted renewal rates for consumer customers are to be in the range of 70% overall, assuming commodity price volatility remains low. The renewal rates for Canadian gas and electricity continue to be impacted by the current high spread between the Just Energy five-year price and utility spot price. The long period of stable low prices has reduced customer interest in renewing at higher fixed prices. Just Energy is focused on variable-price offerings in order to improve renewal rates.

Renewal rates for commercial customers are expected to be more volatile than those of consumer customers as a commercial renewal is often a function of a competitive bid process and these customers regularly change suppliers. This was the case for the U.S. gas market, where the renewal rate was 47%, primarily due to customers that chose not to renew with Just Energy during the competitive bidding process.

The combined renewal rate for all customers, both consumer and commercial, was 74% for the first three months in fiscal 2013, an increase from 66% for the prior comparable quarter. Commercial renewal rates are more volatile than those of residential customers. Renewal decisions are often made through competitive bid processes. The U.S. electricity renewals are most affected by this volatility. It is anticipated that Canadian renewal rates will improve towards target levels as more customers begin to renew off of current market priced contracts.

Gas and electricity contract renewals
This table shows the percentage of customers up for renewal in each of the following fiscal period:

		Canada -
	Canada – gas	electricity	U.S. - gas	U.S. - electricity
Remainder of 2013	27%	23%	18%	22%
2014	19%	16%	13%	27%
2015	18%	13%	12%	14%
2016	20%	22%	17%	14%
Beyond 2016	16%	26%	40%	23%
Total	100%	100%	100%	100%

All month-to-month customers, which represent 345,000 RCEs, are excluded in the table above.

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Gross margin earned through marketing efforts

The table below depicts the annual margins on contracts of consumer and commercial customers signed during the quarter. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen. Customers added through marketing or renewal had lower margins than the customers lost through attrition or failure to renew due to the need to price closer to the low utility floating rate alternative and substantially lower commodity prices on new contracts versus those up for renewal or lost through attrition. For commercial customers, the average gross margin for new customers added was $76/RCE. The aggregation cost of these customers is  lower per RCE compared to a consumer customer.

ANNUAL GROSS MARGIN PER CUSTOMER1
		Number of
	Q1 Fiscal 2013	customers
Consumer customers added in the period
- Canada – gas	$140	14,000
- Canada - electricity	160	9,000
- United States - gas	196	34,000
- United States – electricity	176	105,000
Average annual margin	176	162,000
Consumer customers renewed in the period
- Canada - gas	$167	6,000
- Canada - electricity	138	10,000
- United States - gas	198	9,000
- United States – electricity	170	60,000
Average annual margin	169	85,000
Consumer customers lost in the period
- Canada – gas	$195	23,000
- Canada – electricity	150	30,000
- United States – gas	168	32,000
- United States – electricity	196	46,000
Average annual margin	178	131,000

Commercial customers added in the period	$76	176,000
Commercial customers lost in the period	$114	100,000

1 Customer sales price less cost of associated supply and allowance for bad debt.

ETHANOL DIVISION (TGF)
TGF continues to remain focused on improving the plant production and run time of the Belle Plaine, Saskatchewan, wheat-based ethanol facility. However during the first quarter of fiscal 2013, the plant completed scheduled maintenance, resulting in production downtime, and also experienced wheat shortages requiring production shutdowns and slowdowns as a result of unfavourable weather conditions. For the three months ended June 30, 2012, the plant achieved an average production capacity of 63%, a decrease from average production capacity of 67% in the same quarter in the prior fiscal year. Ethanol prices were, on average, $0.61 per litre and wheat prices averaged $252 per metric tonne for the three months ended June 30, 2012. For the prior comparable quarter, average ethanol prices were $0.68 per litre and wheat prices were $216 per metric tonne. As at June 30, 2012, ethanol was priced at $0.59 per litre.

RESULTS OF OPERATIONS
For the three months ended June 30, 2012, TGF had sales of $23.5 million, a 22% decrease from $30.2 million in the prior comparable quarter. The decrease in sales is a result of lower production as well as lower ethanol prices during the current quarter. Cost of sales amounted to $22.9 million, a decrease of 17% from $27.6 million in the prior comparable

20.

quarter as a result of higher wheat prices in the first quarter of fiscal 2013 and a reclassification of costs from administrative expenses. During the first quarter in fiscal 2013, the plant produced 23.5 million litres of ethanol and 20,949 metric tonnes of DDG, resulting in a productive capacity of 63%. In the prior comparable quarter, TGF produced 25.2 million litres of ethanol and 23,869 metric tonnes of DDG and experienced an average production capacity of 67%. Administrative expenses declined due to a reclassification of certain costs to cost of sales.

Adjusted EBITDA for the Ethanol division for the first quarter of fiscal 2013 amounted to a $(0.6) million, in comparison with $1.2 million in the prior comparable quarter. This decrease is directly attributable to the decrease in gross margin associated with the lower ethanol prices and higher wheat prices than that which was experienced in the prior comparable quarter.

TGF receives a federal subsidy related to the ecoEnergy for Biofuels Agreement initially signed on February 17, 2009, based on the volume of ethanol produced. The subsidy is $0.07 per litre for fiscal 2013. The subsidy amount declines through time to $0.05 per litre of ethanol produced in fiscal 2015, the last year of the agreement.

Home Services division (NHS)
NHS provides Ontario residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners. NHS continues its customer growth with installations for the quarter amounting to 9,800 water heaters and 1,800 air conditioners and furnaces, compared with 11,300 water heaters and 1,700 air conditioner and furnace units installed in the prior comparable quarter. Overall, installations declined versus the first quarter of fiscal 2012, but were slightly higher than additions during the fourth quarter of fiscal 2012.  NHS currently markets through approximately 190 independent contractors. As of June 30, 2012, the installed customer base, including water heaters, furnaces and air conditioners, amounted to 177,000, an increase of 34% from the installed customer base of 131,600 as at June 30, 2011.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. NHS entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters, furnaces and air conditioners in the Enbridge Gas and Union Gas distribution territories. Under the HTC agreement, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is currently 7.99%. HTC is then paid an amount that is equal to the customer rental payments on the water heaters for the next five, seven or ten years as applicable. The funding received from HTC up to June 30, 2012, was $207.4 million. As at June 30, 2012, the balance outstanding was $160.0 million, with an average term of 6.3 years.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result will be an asset, which will generate strong cash returns following repayment of the HTC financing.  The embedded gross margin within the NHS contracts grew 18% to $465.7 million during the quarter up from $393.0 million as at March 31, 2012.  NHS also realized a margin of $8.5 million during the quarter in addition to the growth in embedded gross margin.

RESULTS FROM OPERATIONS
For the three months ended June 30, 2012, NHS had gross margin of $8.5 million, an increase of 36% from $6.2 million reported in the prior comparable quarter. The increase in sales was slightly higher than the 34% increase in the number of units installed quarter over quarter due to the fact that revenue associated with furnace and air conditioner installations is approximately 2.4 times that of a water heater unit. Administrative costs, which relate primarily to administrative staff compensation and warehouse expenses were $3.8 million for the three months ended June 30, 2012, an increase of 32% quarter over quarter due to business growth.

Adjusted EBITDA for the Home Services division for the first quarter of fiscal 2013 amounted to $6.2 million, an increase of 39% from $4.5 million in the prior comparable quarter. This increase is attributable to the increase in gross margin associated with the 34% increase in installed customer base in comparison with a year prior.

Finance costs amounted to $3.0 million for the three months ended June 30, 2012, an increase from $2.2 million expensed during the first quarter of fiscal 2012. NHS financing as at June 30, 2012 was $160.0 million, an increase of 9% from a year prior.

21.

Other divisions (Network Marketing and Solar)
Adjusted EBITDA generated by Just Energy’s other divisions amounted to $7.3 million, an increase from $(0.8) million in the prior comparable quarter. The increase over the prior comparable quarter is primarily due to the growth in the network marketing division.

NETWORK MARKETING (MOMENTIS)
Gross margin for the three months ended June 30, 2012 amounted to $7.6 million, an increase from $0.4 million in the prior comparable quarter. The gross margin relates to revenue generated by initial registration fees paid by new independent representatives as well as revenue generated by the sale of third party products, less the related cost of sales. During the quarter, an additional 18,200 independent representatives joined Momentis bringing the total to 66,000.  Momentis had approximately 5,000 representatives a year ago.

Selling and marketing expenses amounted to $16.0 million for the three months ended June 30, 2012, representing the initial cost of building the network marketing division. The costs are recognized immediately although the gross margin will not be recognized until future periods. These costs are added back as marketing expenses to add gross margin in the calculation of Adjusted EBITDA.

SOLAR (HES)
Gross margin generated by the Solar division is not yet material as there are currently only a small number of projects that were completed as of June 30, 2012. However, as at June 30, 2012, the division has made commitments of $108.0 million, with project statuses ranging from contracted to completed. On August 1, 2012, HES entered into a separate non-recourse US$30 million credit agreement with Macquarie Bank Limited.  Advances under the credit facility will be used to assist with the construction of solar projects.  The credit facility has a two year term, under which advances will be made in connection with interconnected solar projects located in the United States.

Overall consolidated results

ADMINISTRATIVE EXPENSES
For the three months ended June 30, 2012, administrative expenses were $36.1 million, an increase of 28% from $28.3 million in the prior comparable quarter.

	Three months	Three months
	ended	ended	% increase
	June 30, 2012	June 30, 2011	(decrease)
Energy marketing	$27,905	$21,451	30%
NHS	3,792	2,863	32%
TGF	2,266	2,765	(18)%
Other	2,141	1,205	78%
Total administrative expenses	$36,104	$28,284	28%

Energy marketing administrative costs were $27.9 million for the first quarter of fiscal 2013, an increase of 30% from $21.5 million for the three months ended June 30, 2011. This increase is primarily attributable to the inclusion of $3.5 million in administrative costs added with the Fulcrum acquisition. Management did not anticipate any material synergies to be gained from the Fulcrum acquisition with respect to the administrative expenses. Excluding the Fulcrum-related costs, administrative expenses amounted to $24.4 million, a 14% increase quarter over quarter due to the expansion in the energy marketing customers base as well as the cost associated with the establish of a U.K. operations and marketing office.

The administrative expenses for NHS and Other (network marketing and solar divisions) were $3.8 million and $2.1 million, respectively, both reflecting an increase from the prior comparable period as a result of the substantial growth in operations during the past year. The administrative expenses for TGF decreased as a result of a reallocation to cost of sales.

SELLING AND MARKETING EXPENSES
Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $58.6 million, an increase of 69% from $34.6

22.

million in the first quarter of fiscal 2012. Excluding the $16.0 million of costs associated with the expansion of Momentis, selling and marketing expenses increased by 23% to $42.6 million. New customers signed by the sales force totalled 338,000 during the first quarter of fiscal 2013, an increase of 49% compared to 227,000 customers added through our sales channels in the prior comparable quarter. The increase in selling and marketing costs was less than the increase in customers due to the large component of commercial customers added.  Commissions per RCE for commercial customers are lower than those of consumer customers.

Commissions related to obtaining and renewing broker commercial contracts are paid all or partially upfront or as residual payments over the life of the contract. If the commission is paid all or partially upfront, the amortization is included in selling and marketing expenses as the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Of the current total commercial customer base, approximately 80% are commercial broker customers and approximately 62% of these commercial brokers are being paid recurring residual payments. During the three months ended June 30, 2012, $3.8 million in commission-related expenses was capitalized to contract initiation costs. Of the capitalized commissions, $1.1 million represents commissions paid to maintain gross margin and therefore is included in the maintenance capital deducted in the Adjusted EBITDA calculation.

Selling and marketing expenses to maintain embedded gross margin are allocated based on the ratio of gross margin lost from attrition as compared to the gross margin signed from new and renewed customers during the quarter. Selling and marketing expenses to maintain gross margin were $25.1 million for the three months ended June 30, 2012, an increase of 22%  from $20.6 million for the first quarter in fiscal 2012 as a result of significantly higher renewals and associated costs offset by the lower commission associated with the commercial customer additions.

Selling and marketing expenses to add new gross margin calculates the portion of costs that were required to create the increase in embedded gross margin during the period. This measure increased $111.4 million in the quarter. Expenditures from homes services, energy marketing and network marketing resulted in this net growth after the replacement of all margin lost to attrition and failed to renew contracts. Selling and marketing expenses to add new gross margin in the three months ended June 30, 2012, totalled $30.1 million, of which, $16.0 million related to the building of the network marketing division.  In the prior comparable quarter, $10.1 million was spent to increase embedded gross margin.

In contrast to door-to-door marketing, there is an initial cost of building the Momentis channel as a result of the expansion of an independent representative base that will contribute to the number of customers on a go-forward basis. This cost is expensed immediately, with the margin for customer aggregation recognized over future periods. The customers signed by independent representatives are not customers that would normally have been signed by the traditional door-to-door marketing channel and typically experience lower attrition and better renewal rates. It is expected that this division will become a significant cash flow generator in future periods.

Selling and marketing expenses included in Base EBITDA exclude amortization related to the contract initiation costs for Hudson, Fulcrum and NHS. For the three months ended June 30, 2012, the amortization amounted to $3.3 million, a decrease of 14% from $3.9 million reported in the prior comparable period.

The aggregation costs per customer for the three months ended June 30, 2012, for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Residential	Commercial	Commercial broker
	customers	customers	customers
Natural gas
Canada	$251/RCE	$90/RCE	$31/RCE
United States	$202/RCE	$113/RCE	$36/RCE
Electricity
Canada	$237/RCE	$148/RCE	$34/RCE
United States	$126/RCE	$82/RCE	$32/RCE

Total aggregation costs	$188/RCE	$115/RCE	$32/RCE

 The $32/RCE average aggregation cost for the commercial broker customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $32/RCE per year for each additional year that the customer flows. Assuming an average life of

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2.8 years, this would add approximately $58 (1.8 x $32/RCE) to the quarter’s $32/RCE average aggregation cost for commercial broker customers reported above. For the prior comparable year, total aggregation costs per residential, commercial and commercial brokers were $215/RCE, $137/RCE and $35/RCE, respectively, with a combined cost of $107/RCE.

BAD DEBT EXPENSE
In Illinois, Alberta, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the three months ended June 30, 2012, Just Energy was exposed to the risk of bad debt on approximately 51% of its sales.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended June 30, 2012, was $8.6 million, an increase of 27% from $6.8 million expensed for the prior quarter ended June 30, 2011. The bad debt expense increase was a result of a 37% increase in total revenues for the current year for the markets where Just Energy bears the credit risk including the additional revenue earned in Texas from the customers acquired from Fulcrum. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the three months ended June 30, 2012, the bad debt expense of $8.6 million represents 2.6% of relevant revenue, lower than the bad debt for the comparable quarter in fiscal 2012, which represented 2.8% of relevant revenue.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS
Total finance costs for the three months ended June 30, 2012 amounted to $17.9 million, an increase of 30% from $13.8 million recorded in the first quarter of fiscal 2012. The increase is a result of interest associated with the $100m convertible shares issued to fund the Fulcrum acquisition in September 2011 as well as higher interest costs for the credit facility and NHS financing.

FOREIGN EXCHANGE
Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended June 30, 2012, a foreign exchange unrealized gain of $3.1 million was reported in other comprehensive income versus a loss of $3.7 million in the prior comparable quarter.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada.  U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flow.

24.

PROVISION FOR INCOME TAX
For the three months ended June 30
(thousands of dollars)

	June 30, 2012	June 30, 2011
Current income tax expense (recovery)	$257	$(2,238)
Deferred tax expense	32,440	9,459
Provision for income taxes	$32,697	$7,221

Just Energy recorded a current income tax expense of $0.3 million for the first three months of this fiscal year versus a $2.2 million recovery in the same period of fiscal 2012.  The increase in current tax expense is mainly due to lower U.S. income tax recovery recorded in this quarter than in the same period of the prior fiscal year.

During the first three months of this fiscal year, the cumulative mark to market losses from financial instruments further declined as a result of a change in fair value of these derivative instruments during this period and, as a result, a deferred tax expense of $32.4 million has been recorded for the current period.  During the first quarter of fiscal 2012, the comparable deferred tax expense was $9.5 million.

After the Conversion on January 1, 2011, Just Energy has been taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian liabilities and assets recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. Canadian corporations under Just Energy are subject to a tax rate of approximately 26% after the Conversion.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates.  A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Liquidity and capital resources
SUMMARY OF CASH FLOWS
For the three months ended June 30
(thousands of dollars)
	Fiscal 2013	Fiscal 2012
Operating activities	$23,109	$15,694
Investing activities	(34,852)	(22,538)
Financing activities, excluding dividends/distributions	61,451	19,174
Effect of foreign currency translation	(85)	342
Increase in cash before dividends/distributions	49,623	12,672
Dividends/distributions (cash payments)	(44,348)	(34,897)
Increase (decrease) in cash	5,275	(22,225)
Cash and cash equivalents – beginning of period	53,220	97,633
Cash and cash equivalents – end of period	$58,495	$75,408

25.

OPERATING ACTIVITIES

Cash flow from operating activities for the period ended June 30, 2012, was $23.1 million, an increase from $15.7 million in the prior comparable period.  Cash flow from operations increased as a result of changes in non-cash working capital and increased gross margin and was offset by higher selling and marketing and administrative expenses.

INVESTING ACTIVITIES
Just Energy purchased capital assets totalling $24.3 million during the period, an increase from $11.6 million in the prior comparable period. Just Energy’s capital spending related primarily to the installations for the Home Services and Solar divisions. Contract initiation costs increased by $8.2 million during the quarter, an increase from $6.9 million in the prior comparable quarter.

FINANCING ACTIVITIES
Financing activities, excluding dividends/distributions, relates primarily to the issuance and repayment of long-term debt. During the three months ended June 30, 2012, $65.2 million in long-term debt was issued primarily to fund capital investments made by the Home Services and Solar divisions. Long-term debt amounting to $8.7 million was repaid during the period. In the comparable quarter, $68.9 million was issued in long-term debt relating to the credit facility and NHS financing with $53.7 million being repaid.

As of June 30, 2012, Just Energy had a credit facility of $350 million expiring on December 31, 2013. As Just Energy continues to expand in the U.S. markets, the need to fund working capital and collateral posting requirements will increase, driven primarily by the number of customers aggregated, and to a lesser extent, by the number of new markets. Based on the markets in which Just Energy currently operates and others that management expects the Company to enter, funding requirements will be fully supported through the credit facility.

Just Energy’s liquidity requirements are primarily driven by the delay from the time that a customer contract is signed until cash flow is generated. For consumer customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy.   In Alberta and Texas, Just Energy receives payment directly from the customer.

DIVIDENDS/DISTRIBUTIONS (CASH PAYMENTS)
During the three months ended June 30, 2012, Just Energy paid dividends/distributions to its shareholders and holders of restricted share grants and deferred share grants in the amount of $44.3 million, compared to $34.9 million in the prior comparable quarter. For the three months ended June 30, 2011, $8.7 million of the dividends were paid in shares under the dividend reinvestment plan (“DRIP”). The DRIP was suspended as of February 1, 2012, with the approval of the normal course issuer bid, and remained suspended as at June 30, 2012.

Just Energy maintains its annual dividend rate at $1.24 per share. The current dividend policy provides that shareholders of record on the 15th day of each month or the first business day thereafter receive dividends at the end of the month. Investors should note that in the past, due to the DRIP, a portion of dividends (and prior to January 1, 2011, distributions) declared are not paid in cash. Under the program, shareholders could have elected to receive their dividends in shares at a 2% discount to the prevailing market price rather than the cash equivalent.

Just Energy will continue to utilize its cash resources for expansion into new markets and, grow its existing energy marketing customer base, JustGreen and JustClean products, and Solar and Home Services divisions, and make accretive acquisitions of customers as well as pay dividends to its shareholders.

26.

Balance Sheet as at June 30, 2012, compared to March 31, 2012
Cash increased from $53.2 million as at March 31, 2012, to $58.5 million. The utilization of the credit facility increased from $98.5 million to $144.1 million. The increase in the utilization of the credit facility is a result of the funding requirements of the Solar and Networking Marketing divisions as well as the normal seasonal working requirements of the Energy Marketing division.

As at June 30, 2012, trade receivables and unbilled revenue amounted to $268.8 million and $125.4 million, respectively, compared to March 31, 2012, when the trade receivables and unbilled revenue amounted to $299.9 million and $130.8 million, respectively. The decrease is related to the seasonality of energy marketing, with consumption being higher during January through March as opposed to April through June. Trade payables have increased slightly from $287.1 million to $287.6 million in the quarter.

As at June 30, 2012, Just Energy had delivered more gas to the LDCs than had been consumed by customers in Ontario, Manitoba, Quebec and Michigan, resulting in gas delivered in excess of consumption and deferred revenue of $42.5 million and $42.0 million respectively.  This build-up of inventory at the LDCs has been impacted by the consumption being lower than expected with the much warmer than normal temperatures experienced in the winter months.  At March 31, 2012, Just Energy had gas delivered in excess of consumption and deferred revenue amounting to $12.8 million and $12.0 million, respectively. In addition, gas in storage increased from $11.5 million as at March 31, 2012 to $30.8 million as at June 30, 2012 due to seasonal lower consumption as well as lower consumption resulting from the mild winter temperatures.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility.  Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill and acquired customer contracts, as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Hudson, Fulcrum and Universal purchases. The total intangible asset balance decreased to $516.3 million, from $543.8 million as at March 31, 2012, as a result of amortization.

Long-term debt (excluding the current portion) has increased from $679.1 million to $737.3 million in the three months ended June 30, 2012, primarily as a result of the increase in borrowings on the credit facility and additional funding related to NHS financing.

Shareholders’ equity remains in a deficit position of $1.4 billion, lower than the deficit of $1.7 billion at March 31, 2012. Just Energy’s profit includes an amount relating to the change in fair value of derivative instruments. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized non-cash gains or losses depending upon current supply pricing. During the year ended March 31, 2009, Just Energy commenced full reporting of mark to market impacts and recorded an unrealized non-cash loss on the change in fair value of derivative instruments of $1.3 billion. Since then, the change in fair value of derivative instruments have fluctuated from year to year, with the gains experienced to date not yet fully offsetting the $1.3 billion loss in fiscal 2009.

Long-term debt and financing
(thousands of dollars)
	As at June 30,	As at March 31,
	2012	2012
Just Energy credit facility	$144,097	$98,455
TGF credit facility	30,888	32,046
TGF debentures	35,707	35,818
NHS financing	159,965	147,220
$90m convertible debentures	86,469	86,101
$330m convertible debentures	293,379	291,937
$100m convertible debentures	86,295	85,879

27.

JUST ENERGY CREDIT FACILITY
Just Energy holds a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, Toronto Dominion Bank and Alberta Treasury Branches.  Under the terms of the credit facility, Just Energy was able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 3.65%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 2.65%, and letters of credit at rates that vary between 2.88% and 3.65%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding among others, TGF and NHS, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement.  The credit facility agreement was amended pursuant to which certain covenants were renegotiated to facilitate the growth of the business. As at June 30, 2012, all of the covenants had been met. Subsequent to June 30, 2012, the credit facility was increased by $20 million to $370 million.

TGF CREDIT FACILITY
A credit facility of up to $50 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a prime rate plus 3% with principal repayments that commenced March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security charge on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF.  The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital. The covenants were measured as of March 31, 2012, and TGF failed to meet all required covenants.  The non-compliance was waived by the lenders but did result in a non-compliance fee of $0.08 million, representing 0.25% of the loan balance as of March 31, 2012. The covenants will be re-measured at March 31, 2013.

TGF DEBENTURES
A debenture purchase agreement with a number of private parties providing for the issuance of up to $40 million aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants, has been extended to May 15, 2014, with a call right any time after April 1, 2013.  On March 31, 2012, TGF agreed with the debenture holders to increase the quarterly blended payments to $1.2 million.  TGF also agreed to make an additional debt repayment after March 31, 2012, if the cash flow from operations exceeds $0.5 million for fiscal 2013, provided that this type of payment will not create a non-compliance issue for the corporation under the TGF credit facility.

NHS FINANCING
NHS has entered into a long-term financing agreement with HTC for the funding of new and existing rental water heater, furnace and air conditioner contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the first five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater and air conditioner and furnace contracts for the first five, seven or ten years, respectively. Under the agreement, up to one-third of rental agreements may be financed for each of the seven- or ten-year terms. As at June 30, 2012, the average term of the HTC funding was 6.3 years.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge Gas distribution territory and 5% in the Union Gas distribution territory of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed. NHS is required to meet a number of non-financial covenants under the agreement and, as at June 30, 2012, all of these covenants had been met.

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$90M CONVERTIBLE DEBENTURES
In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million.  The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at June 30, 2012, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 34.96 Just Energy common shares, representing a conversion price of $28.60 per share. Pursuant to the $90m convertible debentures, if Just Energy fixes a record date for the payment of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

On and after October 1, 2010, but prior to September 30, 2012, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330M CONVERTIBLE DEBENTURES
To fund the acquisition of Hudson, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

The $330m convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price.  On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100M CONVERTIBLE DEBENTURES
On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures which were used to purchase Fulcrum. The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, commencing March 31, 2012 and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85.

The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014.  After September 30, 2014 and prior to September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

29.

Contractual obligations
In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$287,585	$287,585	$-	$-	$-
Bank indebtedness	5,963	5,963	-	-	-
Long-term debt (contractual cash flow)	891,449	99,252	300,304	29,576	462,317
Interest payments	253,619	48,658	85,362	68,152	51,447
Premises and equipment leasing	33,444	7,958	11,699	7,259	6,528
Grain production contracts	14,372	14,372	-	-	-
Long-term gas and electricity contracts	2,588,906	1,310,947	1,086,062	189,737	2,160
	$4,075,338	$1,774,735	$1,483,427	$294,724	$522,452

OTHER OBLIGATIONS
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements.  In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Critical accounting estimates
The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

ACCRUED GAS RECEIVABLE/ACCRUED GAS PAYABLE
Accrued gas receivable results when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered and valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

GAS DELIVERED IN EXCESS OF CONSUMPTION/DEFERRED REVENUES
Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues, which are valued at net realizable value. This estimate is required for the gas business unit only since electricity is consumed at the same time as delivery.  Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

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ALLOWANCE FOR DOUBTFUL ACCOUNTS
Just Energy assumes the credit risk associated with the collection of all customers’ accounts in Alberta, Illinois, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia. In addition, for large direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer accounts within certain territories in Ontario. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

GOODWILL
In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow.  If the estimates change in the future, Just Energy may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed as at March 31, 2012, and as a result of the review, it was determined that no impairment of goodwill existed.

Fair value of derivative financial instruments and risk management
Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting.  Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement.  Due to the commodity volatility and size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

Just Energy common shares
As at August 9, 2012, there were 139,378,283 common shares of Just Energy outstanding.

Normal course issuer bid
During fiscal 2012, Just Energy announced that it had received approval to make a normal course issuer bid to purchase for cancellation up to 13,200,917 of its common shares, approximately 10% of the public float, during a 12-month period commencing December 16, 2011 and ending December 15, 2012. A maximum of 82,430 shares, approximately 25% of the average daily trading volume, may be purchased on any trading day. During fiscal 2012, Just Energy purchased and cancelled 84,100 shares at an average price of $11.36 for total cash consideration of $1.0 million.  There were no additional shares purchased for cancellation during the three months ended June 30, 2012.

Legal Proceedings
Just Energy’s subsidiaries are party to a number of legal proceedings.  Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events

31.

stemming from the 2001 energy crisis in California.  Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants.

On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power.  California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision.  The California party still has the ability to appeal to the United States Courts for the Ninth Circuit. CEI continues to vigorously contest this matter, which is not expected to have a material impact on the financial condition of the Company.

Controls and procedures
At June 30, 2012, the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.

Except for the limitation on scope of design as noted below, during the three months ended June 30, 2102, there was no change in Just Energy’s internal controls over financial reporting that occurred that have significantly affected, or are reasonably likely to significantly affect, the Company’s internal controls over financial reporting.

Limitation on scope of design
Section 3.3(1) of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, states that the Company may limit its design of disclosure controls and procedures and internal controls over financial reporting for a business that it acquired not more than 365 days before the end of the financial period to which the certificate relates.  Under this section, the Company’s CEO and CFO have limited the scope of the design, and subsequent evaluation, of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Fulcrum, acquired effective October 1, 2011.

Summary financial information pertaining to the Fulcrum acquisition that was included in the consolidated financial statements of the Just Energy as at June 30, 2012 is as follows:

(In thousands of dollars)	Total
Sales1	$ 79,347
Profit for period1	20,302
Current assets	39,038
Non-current assets	101,906
Current liabilities	33,583
Non-current liabilities	733

1For the three months ended June 30, 2012; Profit includes the non-cash mark to market gain on financial instruments

Corporate governance
Just Energy is committed to transparency in our operations and our approach to governance meets all recommended standards. Full disclosure of our compliance with existing corporate governance rules is available on our website at www.justenergygroup.com and is included in Just Energy’s May 18, 2012 Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

OUTLOOK

The first quarter of fiscal 2013 was a period which saw the impact of past diversification and growth expenditures resulting in double digit growth, ahead of the pace necessary to meet the Company’s published growth guidance.  In providing the Company guidance, it was indicated that Just Energy would need to have customer growth greater than 10% in fiscal 2013 in order to meet growth guidance.  At the end of the first quarter, the customer base is up 18% year over year and

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grew by a net 3% in the quarter. While the first quarter is seasonally the slowest quarter for sales and margin, results to date are entirely consistent with meeting or exceeding published growth guidance.

The major uses of cash from operations at Just Energy are expenditures for future growth and dividends. During the quarter, the dividend was maintained at $1.24 per share.  One result of growth investments was an increase in embedded gross margin within the Company’s contracts. This measure of future value grew to $2.1 billion in the quarter, up 20% year over year and up 6% in the quarter. This growth is the direct result of Just Energy’s growth investments.

The quarter reflected a number of these investments in diversification and future growth. The Momentis network saw its independent representative force grow to 66,000, up 18,200 in the quarter and up from 5,000 one year ago. This investment has generated some revenue in the period but the true potential of Momentis is expected to be seen in quarters to come.

Funds committed to solar installations similarly are subject to long term contract and will generate their returns on completion of installation. On August 1, 2012, Just Energy entered into an agreement with Macquarie Bank Limited to provide non-recourse debt financing of US$30 million for solar projects generated by our Hudson Solar division.

The Company also invested in the establishment of a commercial operations and marketing office in the U.K., Just Energy’s first entry into Europe. On July 23, 2012, Just Energy announced the commencement of sales from this office.

Each of the above investments will contribute to continued growth in future periods.

The core energy marketing business had strong results which are expected to be a trend the Company will maintain going forward. Customer growth was seen in both the Consumer division (additions up 105% year over year) and Commercial division (additions up 19% year or year). The resurgence of consumer additions is important as these are higher margin customers. Attrition rates were effectively unchanged at 14% for the rolling 12-months.  Renewal rates increased up to 74% for the rolling 12-months, up from 66% a year earlier. This is largely due to high renewals of commercial contracts for which renewal is often dependent on competitive bids. As such, renewal rates will be more volatile as the commercial segment continues to grow. Subsequent to the quarter end, New York City Housing Authority’s natural gas contract expired and was not renewed following competitive bids. The contract totaled approximately 75,000 RCEs (2% of the Company’s total); however the contract represented less than 0.2% of the energy marketing business’s gross margin. Management believes that the loss of this contract will have no meaningful effect on future results.

Growth at NHS remained steady with substantial embedded value created in the business over the year.  The installation base grew by 34% to 177,000.  Gross margin was up by 36% reflecting both growth and higher margin furnace and air conditioner unit installations. The best measure of the success of NHS is the growth of embedded gross margin within customer contracts. Over the year, embedded gross margin grew to $465.7 million, up $72.7 million (18%) in the quarter. NHS continues testing its products for geographic expansion outside Ontario. While, the rate of growth is expected to slow on the more substantial customer base, the impact of new markets is expected to be positive over the coming years.

Take up on Just Energy’s green offerings was at 29% of new consumer customers taking 81% their consumption in green supply. JustGreen makes up 12% of the Consumer division electricity portfolio, up from 10% a year earlier. Eleven percent of the Consumer division gas portfolio is green, up from 9% in fiscal 2011. Management believes that there is a certain percentage of the public that will always elect green and that any increase in underlying “brown” electricity or gas will result in a return to traditional take up levels.

The Company continues to actively monitor possible acquisition opportunities within its current business segments.

Just Energy has partnered on a power-purchase-agreement basis with a number of green energy projects and plans to enter into more such partnerships concentrated in jurisdictions where the Company has an established customer base. Just Energy continues to monitor the progress of the deregulated markets in various jurisdictions, which may create the opportunity for further geographic expansion.
Just Energy believes it is important to promote the sale of several products to the current customer, adding operating leverage and business efficiency. Energy use controls through thermostats and commodity opportunities surrounding the growth of use of the electric car are also important developments which will have an impact on the energy marketing business in the future.  Just Energy is reviewing opportunities and developing products in order to be a major participant in these market segments.

33.

JUST ENERGY GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(unaudited in thousands of Canadian dollars)

	Notes	June 30, 2012	March 31, 2012
ASSETS
Non-current assets
Property, plant and equipment		$311,864	$291,061
Intangible assets		516,255	543,775
Contract initiation costs		49,794	44,225
Other non-current financial assets	7	31,185	15,315
Non-current receivables		7,295	6,475
Deferred tax asset		50,783	78,398
		967,176	979,249
Current assets
Inventory		8,908	9,988
Gas delivered in excess of consumption		42,467	12,844
Gas in storage		30,801	11,453
Current trade and other receivables		268,804	299,945
Accrued gas receivables		1,758	2,875
Unbilled revenues		125,364	130,796
Prepaid expenses and deposits		9,828	9,451
Other current assets	7	48,647	12,799
Corporate tax recoverable		8,885	8,225
Restricted cash		12,426	12,199
Cash and cash equivalents		58,495	53,220
		616,383	563,795
TOTAL ASSETS		$1,583,559	$1,543,044

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit		$(1,368,106)	$(1,652,188)
Accumulated other comprehensive income	8	64,078	70,293
Shareholders’ capital	9	993,623	993,181
Equity component of convertible debenture		25,795	25,795
Contributed surplus		64,980	62,147
Shareholders’ deficit		(219,630)	(500,772)

Non-controlling interest		(465)	(637)
TOTAL DEFICIT		(220,095)	(501,409)

Non-current liabilities
Long-term debt	10	737,336	679,072
Provisions		3,111	3,068
Deferred lease inducements		1,810	1,778
Other non-current financial liabilities	7	209,381	309,617
Deferred tax liability		8,467	6,073
		960,105	999,608
Current liabilities
Bank indebtedness		5,963	1,060
Trade and other payables		287,585	287,145
Accrued gas payable		1,621	2,960
Deferred revenue		41,954	11,985
Income taxes payable		4,046	4,814
Current portion of long-term debt	10	99,252	97,611
Provisions		3,296	3,226
Other current financial liabilities	7	399,832	636,044
		843,549	1,044,845
TOTAL LIABILITIES		1,803,654	2,044,453
TOTAL DEFICIT AND LIABILITIES		$1,583,559	$1,543,044

Commitments (Note 16)
See accompanying notes to the interim condensed consolidated financial statements

1.

JUST ENERGY GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Notes	2012	2011
SALES	13	$646,074	$626,200
COST OF SALES	12(b)	531,815	531,939
GROSS MARGIN		114,259	94,261
EXPENSES
Administrative expenses		36,104	28,284
Selling and marketing expenses		58,566	34,554
Other operating expenses	12(a)	35,407	39,140
		130,077	101,978
Operating loss		(15,818)	(7,717)
Finance costs	10	(17,880)	(13,792)
Change in fair value of derivative instruments	7	393,891	79,697
Proportionate share of loss from joint venture	6	(1,159)	-
Other income		2,302	165
Income before income taxes		361,336	58,353
Provision for income taxes	11	32,697	7,221
PROFIT FOR THE PERIOD		$328,639	$51,132

Attributable to:
Shareholders of Just Energy		$328,472	$51,132
Non-controlling interest		167	-
PROFIT FOR THE PERIOD		$328,639	$51,132

See accompanying notes to the interim condensed consolidated financial statements

Earnings per share	14
Basic		$2.36	$0.37
Diluted		$1.97	$0.35

.

2.

JUST ENERGY GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars)

	Notes	2012	2011
Profit for the period		$328,639	$51,132

Other comprehensive income (loss)	8

Unrealized gain (loss) on translation of foreign operations		3,077	(3,745)

Amortization of deferred unrealized gain of discontinued hedges, net of
income taxes of $2,289 (2011 - $7,375)		(9,292)	(13,017)

Other comprehensive loss for the period, net of tax		(6,215)	(16,762)

Total comprehensive income for the period, net of tax		$322,424	$34,370

Total comprehensive income attributable to:

Shareholders of Just Energy		$322,257	$34,370
Non-controlling interest		167	-

Total comprehensive income for the period, net of tax		$322,424	$34,370

See accompanying notes to the interim condensed consolidated financial statements

.

3.

JUST ENERGY GROUP INC.
 INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars)

	Notes	2012	2011
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated deficit
Accumulated deficit, beginning of period		$(442,812)	$(315,934)
Profit for the period, attributable to the shareholders		328,472	51,132
Accumulated deficit, end of period		(114,340)	(264,802)

DIVIDENDS
Dividends, beginning of period		(1,209,376)	(1,033,994)
Dividends	15	(44,390)	(43,605)
Dividends, end of period		(1,253,766)	(1,077,599)
DEFICIT		$(1,368,106)	$(1,342,401)

ACCUMULATED OTHER COMPREHENSIVE INCOME	8
Accumulated other comprehensive income, beginning of period		$70,293	$123,919
Other comprehensive loss		(6,215)	(16,762)
Accumulated other comprehensive income, end of period		$64,078	$107,157

SHAREHOLDERS’ CAPITAL	9
Shareholders’ capital, beginning of period		$993,181	$963,982
Shares based compensation awards exercised		442	587
Dividend reinvestment plan		-	8,676
Shareholders’ capital, end of period		$993,623	$973,245

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$25,795	$18,186
Balance, end of period		$25,795	$18,186

CONTRIBUTED SURPLUS
Balance, beginning of period		$62,147	$52,723
Add: Share-based compensation awards and
non-cash deferred share grant distributions		3,275	1,713
Less: Share-based awards exercised		(442)	(587)
Balance, end of period		$64,980	$53,849

NON-CONTROLLING INTEREST
Balance, beginning of period		$(637)	$-
Foreign exchange on non-controlling interest		5	-
Profit attributable to non-controlling interest		167	-
Balance, end of period		$(465)	$-

TOTAL DEFICIT		$(220,095)	$(189,964)
See accompanying notes to the interim condensed consolidated financial statements

.

4.

JUST ENERGY GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30
 (unaudited in thousands of Canadian dollars)

Net inflow (outflow) of cash related to the following activities	Notes	2012	2011

OPERATING
Income before income taxes		$361,336	$58,353
Items not affecting cash
Amortization of intangible assets and related supply contracts		21,779	29,304
Amortization of contract initiation costs		3,338	3,871
Amortization of property, plant and equipment		1,756	1,341
Amortization included in cost of sales		3,142	2,903
Share-based compensation		3,232	1,681
Financing charges, non-cash portion		2,502	1,923
Other		18	(85)
Change in fair value of derivative instruments		(393,891)	(79,697)
		(358,124)	(38,759)
Adjustment required to reflect net cash receipts from gas sales		(829)	3,108

Changes in non-cash working capital		22,330	(4,049)
		24,713	18,653
Income tax paid		(1,604)	(2,959)
Cash inflow from operating activities		23,109	15,694

INVESTING
Purchase of property, plant and equipment		(24,328)	(11,595)
Purchase of intangible assets		(1,542)	(1,597)
Release of holdback on acquisition		-	(2,223)
Advances of long-term receivables		(818)	(261)
Contract initiation costs		(8,164)	(6,862)
Cash outflow from investing activities		(34,852)	(22,538)

FINANCING
Dividends paid		(44,348)	(34,897)
Increase in bank indebtedness		4,903	3,939
Issuance of long-term debt		65,232	68,941
Repayment of long-term debt		(8,684)	(53,706)
Cash inflow (outflow) from financing activities		17,103	(15,723)
Effect of foreign currency translation on cash balances		(85)	342
Net cash inflow (outflow)		5,275	(22,225)
Cash and cash equivalents, beginning of period		53,220	97,633
Cash and cash equivalents, end of period		$58,495	$75,408

Supplemental cash flow information:
Interest paid		$17,700	$15,600

See accompanying notes to the interim condensed consolidated financial statements

.

5.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates.  Effective January 1, 2011, Just Energy completed the conversion from an income trust, Just Energy Income Fund (the “Fund”), to a corporation (the “Conversion”).

The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The interim condensed consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The interim condensed consolidated financial statements were approved by the Board of Directors on August 9, 2012.

2.	OPERATIONS

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada and the U.S. under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.  Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits but will also increase sales receptivity and improve renewal rates.

In addition, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents, through a subsidiary under the trade name, National Home Services (“NHS”). Just Energy also operates a network marketing division under the trade name, Momentis. Through its subsidiary, Terra Grain Fuels, Inc. (“TGF”), Just Energy produces and sells wheat-based ethanol. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”) and its subsidiaries, also provide a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, under the trade name, Hudson Energy Solar.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

.

6.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting

These unaudited interim condensed consolidated financial statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the audited consolidated financial statements for the years ended March 31, 2012 and 2011.

The interim condensed consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand.

The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2013 due to seasonal variations resulting in fluctuations in quarterly results.  Gas consumption by customers is typically highest in October through March and lowest in April through September.  For the twelve months ended June 30, 2012, the gas segment reported gross margin of $129,681 (2011- $180,453) and profit of $68,468 (2011 - $180,130). Electricity consumption is typically highest in January through March and July through September.  Electricity consumption is lowest in October through December and April through June.  For the twelve months ended June 30, 2012, the electricity segment reported gross margin of $338,806 (2011 - $275,792) and profit (loss) of $154,783 (2011 - $(33,680)).

(c)	Principles of consolidation

The interim condensed consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at June 30, 2012. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, income, expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the interim condensed consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have a significant impact on the interim condensed consolidated financial statements relate to the following:

Impairment of non-financial assets
Just Energy’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

.

7.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Deferred taxes
Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

Development costs
Development costs are capitalized when the product or process is technically and commercially feasible and sufficient resources have been allocated to complete development. Initial capitalization of costs is based on management’s judgment that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model. As at June 30, 2012, the carrying amount of capitalized development costs was $12,517 (March 31, 2012 - $13,343). This amount primarily includes costs for the internal development of software tools for the customer billing and analysis in the various operating jurisdictions. These software tools are developed by the internal information technology and operations department, for the specific regional market requirements.

Useful life of key property, plant and equipment and intangible assets
The amortization method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by Just Energy.

Provisions for litigation
The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce, a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California.  Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation are not certain; however, an estimated amount has been recorded in these interim condensed consolidated financial statements as at June 30, 2012. In the general course of operations, Just Energy has made additional provisions for litigation matters that have arisen.

Trade receivables
Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statements of income. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 7 for further details about the assumptions as well as sensitivity analysis.

.

8.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Acquisition accounting
For acquisition accounting purposes, all identifiable assets, liabilities and contingent liabilities acquired in a business combination are recognized at fair value on the date of acquisition. Estimates are used to calculate the fair value of these assets and liabilities as at the date of acquisition.

5.	ACQUISITIONS

Acquisition of Fulcrum Retail Holdings LLC
On October 3, 2011, Just Energy completed the acquisition of the 100% equity interest of Fulcrum Retail Holdings LLC (“Fulcrum”) with an effective date of October 1, 2011.  The acquisition was funded by an issuance of $100 million in convertible debentures (Note 10(f)).

The consideration for the acquisition was US$79.4 million paid at the time of closing, subject to customary working capital adjustments. Just Energy paid US$7.3 million in connection with the preliminary working capital adjustment which is still subject to finalization.  Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively, the “Earn-Out” amount) to the sellers 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum. On the Earn-Out amount, Just Energy will pay 4.006% interest on the cash portion and $1.86 per share issued at the end of the Earn-Out period.  The $11.0 million is being held in a restricted cash account until the amount is finalized. The fair value of the contingent consideration at acquisition was estimated to be $18,327.  Changes in the fair value of the contingent consideration are recorded in the consolidated statements of income as a change in fair value of derivative instruments.  The contingent consideration was valued at $15,826 as at June 30, 2012, and is included in other current financial liabilities.

.

9.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The acquisition of Fulcrum was accounted for using the acquisition method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
Current assets (including cash of $3,875)	$43,528
Property, plant and equipment	758
Software	215
Customer contracts and relationships	39,533
Affinity relationships	42,359
Brand	13,034
Contract initiation costs	156
Non-controlling interest	540
140,123

Current liabilities	(44,856)
Other liabilities – current	(12,430)
Other liabilities – long term	(3,768)
Deferred lease inducements	(322)
Long-term debt	(586)
(61,962)

Total identifiable net assets acquired	78,161
Goodwill arising on acquisition	21,106
Total consideration	$99,267

Cash paid, net of estimated working capital adjustment	$80,940
Contingent consideration (Earn-Out amount)	18,327
Total consideration	$99,267

The transaction costs related to the acquisition of Fulcrum were expensed in fiscal 2012. There were no changes made to the purchase price allocation during the three months ended June 30, 2012. Goodwill of $21,106 comprises the value of expected ongoing synergies from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes. Goodwill associated with the Fulcrum acquisition is part of the electricity marketing segment.  The purchase price allocation is considered preliminary and as a result, it may be adjusted during the 12-month period following the acquisition, in accordance with IFRS.

The fair value of the trade receivables amounted to $20,600 at the date of acquisition. The gross amount of trade receivables was $27,540.

The customer contracts and relationships and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity customer contracts and customer relationships are amortized over 42 months (3.5 years). The affinity relationships are amortized over eight years.  The brand value is considered to be

.

10.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

indefinite and therefore, is not subject to amortization. Brand represents the value allocated to the market awareness of the operating names used to sell and promote its products.

If the combination had taken place at the beginning of the prior fiscal year, consolidated sales would have been $686,521, and the consolidated profit attributable to shareholders’ of Just Energy would have been $53,871 for the three months ended June 30, 2011.

6.	JOINT VENTURE

Effective July 1, 2011, Just Energy has a 50% interest in Just Ventures LLC and Just Ventures L.P. (collectively “Just Ventures”) jointly controlled entities that are involved in the marketing of Just Energy products.  The marketing efforts of Just Ventures are primarily Internet and telemarketing-based, which differs from Just Energy’s traditional sales channels.

Just Ventures is currently funded by its investors and all advances are recorded as additional capital contributions.

2012
Share of the associate's revenue and loss:
Revenue eliminated on consolidation	$375
Loss	$(1,159)
Carrying amount of the investment	$-

At any time subsequent to the second anniversary of the joint venture agreements, the other participant in the joint venture has the ability to sell part or all of its membership interest in Just Ventures or part or all of the customer cash flows it is entitled to (the “Put”).  As at June 30, 2012, the Put was estimated to have a nominal value and is therefore, not reflected in these interim condensed consolidated financial statements.

7.	FINANCIAL INSTRUMENTS

(a)	Fair value

Fair value is the estimated amount that Just Energy would pay or receive to dispose of the supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark-to-market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market-traded gas options.

Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark-to-market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated statements of income. Due to the commodity volatility and size of Just Energy, the quarterly swings in mark-to-market on these positions will increase the volatility in Just Energy’s earnings.

.

11.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates gains/(losses) related to Just Energy’s derivative financial instruments classified as held-for-trading and recorded on the interim condensed consolidated statements of financial position as other assets and other liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

	Change in fair value of derivative instruments
	For the three	For the three	For the three	For the three
	months ended	months ended	months ended	months ended
	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2011
		(USD)		(USD)
Canada
Fixed-for-floating electricity swaps (i)	$45,076	n/a	$40,089	n/a
Renewable energy certificates (ii)	(683)	n/a	554	n/a
Verified emission-reduction credits (iii)	880	n/a	(19)	n/a
Options (iv)	480	n/a	4,324	n/a
Physical gas forward contracts (v)	59,766	n/a	28,502	n/a
Physical electricity forward contracts	(55)	n/a	-	n/a
Transportation forward contracts (vi)	4,549	n/a	661	n/a
Fixed financial swaps (vii)	3,441	n/a	(2,172)	n/a
United States
Fixed-for-floating electricity swaps (viii)	39,597	39,201	15,504	16,023
Physical electricity forward contracts (ix)	160,403	158,799	(563)	(582)
Unforced capacity forward contracts (x)	(303)	(300)	(1,340)	(1,384)
Unforced capacity physical contracts (xi)	2,794	2,766	104	108
Renewable energy certificates (xii)	1,825	1,806	833	861
Verified emission-reduction credits (xiii)	491	486	(324)	(335)
Options (xiv)	193	189	647	669
Physical gas forward contracts (xv)	11,551	11,436	5,845	6,040
Transportation forward contracts (xvi)	444	439	250	258
Heat rate swaps (xvii)	23,361	23,127	(1,055)	(1,091)
Fixed financial swaps (xviii)	40,873	40,464	5,193	5,367
Weather derivative (xx)	2,689	2,641	-	-
Foreign exchange forward contracts (xix)	(318)	n/a	(549)	n/a
Ethanol physical forward contracts	-	n/a	(45)	n/a
Share swap	(7,016)	n/a	n/a	n/a
Amortization of deferred unrealized gains on
discontinued hedges	11,581	n/a	20,392	n/a
Amortization of derivative financial instruments
related to acquisitions	(13,506)	n/a	(37,134)	n/a
Change in fair value of contingent consideration	5,778	n/a	n/a	n/a
Change in fair value of derivative
instruments	$393,891		$79,697

.

12.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the interim condensed consolidated financial statements as at June 30, 2012:

	Other assets	Other assets	Other liabilities	Other liabilities
	(current)	(non-current)	(current)	(non-current)

Canada
Fixed-for-floating electricity swaps (i)	$12	$-	$77,554	$57,844
Renewable energy certificates (ii)	98	33	354	706
Verified emission-reduction credits (iii)	74	79	81	40
Options (iv)	764	155	1,530	281
Physical gas forward contracts (v)	55	65	123,689	65,961
Transportation forward contracts (vi)	185	-	2,338	1,471
Fixed financial swaps (vii)	-	29	7,003	11,937
United States
Fixed-for-floating electricity swaps (viii)	-	29	64,042	30,916
Physical electricity forward contracts (ix)	9,891	9,254	12,161	334
Unforced capacity forward contracts (x)	68	-	2,604	1,591
Unforced capacity physical contracts (xi)	2,372	-	4,546	261
Renewable energy certificates (xii)	1,030	1,090	737	635
Verified emission-reduction credits (xiii)	74	175	220	149
Options (xiv)	34	-	569	222
Physical gas forward contracts (xv)	-	-	22,275	3,970
Transportation forward contracts (xvi)	58	7	801	188
Heat rate swaps (xvii)	28,855	20,019	-	-
Fixed financial swaps (xviii)	2,388	250	54,666	32,875
Foreign exchange forward contracts (xix)	-	-	139	-
Weather derivative (xx)	2,689	-	-	-
Share swap	-	-	7,016	-
Contingent consideration	-	-	17,507	-
As at June 30, 2012	$48,647	$31,185	$399,832	$209,381

.

13.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the interim condensed consolidated financial statements as at March 31, 2012:

	Other assets	Other assets	Other liabilities	Other liabilities
	(current)	(non-current)	(current)	(non-current)

Canada
Fixed-for floating electricity swaps (i)	$-	$-	$105,794	$74,614
Renewable energy certificates (ii)	154	49	158	292
Verified emission-reduction credits (iii)	-	-	387	462
Options (iv)	975	359	1,644	656
Physical gas forward contracts (v)	-	-	159,742	89,576
Transportation forward contracts (vi)	-	-	5,396	2,776
Fixed financial swaps (vii)	-	-	8,192	14,159
United States
Fixed-for-floating electricity swaps (viii)	-	11	90,698	41,425
Physical electricity forward contracts (ix)	-	-	121,213	30,674
Unforced capacity forward contracts (x)	5	-	1,664	2,086
Unforced capacity physical contracts (xi)	724	-	4,642	1,225
Renewable energy certificates (xii)	266	305	750	889
Verified emission-reduction credits (xiii)	42	80	304	420
Options (xiv)	73	-	601	349
Physical gas forward contracts (xv)	40	-	29,442	7,720
Transportation forward contracts (xvi)	34	-	1,137	241
Heat rate swaps (xvii)	10,307	14,511	-	-
Fixed financial swaps (xviii)	-	-	81,497	42,053
Foreign exchange forward contracts (xix)	179	-	-	-
Contingent consideration	-	-	22,783	-
As at March 31, 2012	$12,799	$15,315	$636,044	$309,617

.

14.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes financial instruments classified as held-for-trading as at June 30, 2012, to which Just Energy has committed:

			Total			Fair value
	Contract type	Notional volume	remaining	Maturity date	Fixed price	favourable/	Notional
			volume			(unfavourable)	value
	Canada
(i)	Fixed-for-floating	0.0001-48	7,830,133	July 31, 2012 -	$16.75-$128.13	($135,387)	$430,497
	electricity swaps *	MWh	MWh	December 31, 2019
(ii)	Renewable energy	10-187,500	1,376,810	December 31, 2012 -	$3.00-$26.00	($930)	$8,713
	certificates	MWh	MWh	December 31, 2016
(iii)	Verified emission-	6,000-50,000	599,000	December 31, 2012 -	$6.25-$11.50	$32	$5,307
	reduction credits	tonnes	tonnes	December 31, 2016
(iv)	Options	119-26,500	481,717	July 31, 2012 -	$7.16-$12.39	($892)	($3,792)
		GJ/month	GJ	February 28, 2014
(v)	Physical gas forward	1-14,294	65,060,957	July 31, 2012 -	$2.22-$10.00	($189,529)	$397,719
	contracts	GJ/day	GJ	June 30, 2017
(vi)	Transportation forward	25-24,917	28,789,852	July 31, 2012 -	$0.0025-$1.5600	($3,623)	$13,129
	contracts	GJ/day	GJ	August 31, 2015
(vii)	Fixed financial swaps	14,000-139,500	20,724,272	July 31, 2012 -	$2.34-$5.20	($18,911)	$91,127
		GJ/month	GJ	March 31, 2017
	United States
(viii)	Fixed-for-floating	0.10-160	10,007,392	July 1, 2012 -	$24.75-$136.75	($94,929)	$498,867
	electricity swaps *	MWh	MWh	March 31, 2017	(US$24.31-$134.32)	(US($93,242))	(US$489,998)
(ix)	Physical electricity	1-102	13,812,398	July 15, 2012 -	$0.35-$110.25	$6,649	$641,189
	forward contracts	MWh	MWh	September 30, 2017	(US$0.34-$108.29)	(US$6,531)	(US$629,790)
(x)	Unforced capacity	1-150	106,051	July 31, 2012 -	$60.57-$8,000	($4,127)	$14,228
	forward contracts	MWCap	MWCap	May 31, 2014	(US$59.49-$7857.77)	(US($4,054))	(US$13,975)
(xi)	Unforced capacity	1-265	7,017	July 31, 2012 -	$1,620-$9,350	($2,433)	$47,230
	physical contracts	MWCap	MWCap	May 31, 2016	(US$1591.2-$9183.77)	(US($2,390))	(US$46,390)
(xii)	Renewable energy	10-160,000	4,237,450	December 31, 2012 -	$0.2-$310	$749	$22,127
	certificates	MWh	MWh	December 31, 2017	(US$0.2-$304.49)	(US($736))	(US$21,734)
(xiii)	Verified emission-	1-50,000	658,001	December 31, 2012 -	$3.5-$8.75	($120)	$4,193
	reduction credits	tonnes	tonnes	December 31, 2016	(US$3.44-$8.59)	(US($118))	(US$4,118)
(xiv)	Options	110-60,000	917,325	July 31, 2012 -	$8.05-$13.8	($758)	($1,040)
		mmBTU/month	mmBTU	December 31, 2014	(US$7.91-$13.55)	(US$745)	(US$1,022)
(xv)	Physical gas forward	10-2,500	5,466,781	July 2, 2012 -	$2.87-$11.88	($26,246)	$45,529
	contracts	mmBTU/month	mmBTU	July 31, 2014	(US$2.82-$11.67)	(US($25,779))	(US$44,720)
(xvi)	Transportation forward	1-279,000	8,302,780	July 2, 2012 -	$0.0075-$1.15	($924)	$22,835
	contracts	mmBTU/day	mmBTU	August 31, 2015	(US$0.0073-$1.13)	(US($908))	(US$20,260)
(xvii)	Heat rate swaps	1-100	3,143,370	July 31, 2012 -	$19.99-$86.77	$48,876	$113,079
		MWh	MWh	October 31, 2016	(US$19.63-$85.23)	(US$48,007)	(US$111,068)
(xviii)	Fixed financial swaps	930-1,000,000	44,474,828	July 7, 2012 -	$2.33-$9.26	($84,904)	$244,358
		mmBTU/month	mmBTU	May 31, 2017	(US$2.29-$9.10)	(US($83,394))	(US$240,014)
(xix)	Foreign exchange	($509-$5,091)	n/a	July 3, 2012 -	$0.9935-$1.0365	($139)	($45,242)
	forward contracts	(US$500-$5,000)		April 1, 2013		(US($136))	(US$44,438)
(xx)	Weather derivative	40	n/a	August 31, 2012	$56-$92	$2,689	n/a
		MWh			(US$55 - $90)	(US$2,641)

* Some of the electricity fixed-for-floating contracts related to the Province of Alberta and the Province of Ontario are load-following, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and are subject to change with customer usage requirements.  There are also load shaped fixed-for-floating contracts in these and the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

.

15.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The estimated amortization of deferred gains and losses on the discontinued hedges reported in accumulated other comprehensive income that is expected to be amortized to net income within the next 12 months is a gain of approximately $24.5 million.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other assets balance recognized in the interim condensed consolidated financial statements.

Share Swap

The Company has entered into a share swap agreement to manage the risks associated with the Company’s restricted share grant and deferred share grant plans. The value of the 2.5 million shares under this share swap agreement is approximately $33,803.  Net monthly settlements received under the share swap agreement are recorded in other income.  The Company marks to market the fair value of the share swap agreement and has included that value as other current financial liabilities on the statement of financial position.  Changes in the fair value of the share swap agreement are recorded through the statements of income as a change in fair value of derivative instruments. The fair value of the equity swap as at June 30, 2012 was $7,016 (2011 - $NIL).

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash and cash equivalents, current trade and other receivables, unbilled revenues, bank indebtedness, trade and other payables and long-term debt under Level 1.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which

.

16.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

leads natural gas supply contracts to be classified under Level 3.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at June 30, 2012:

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short-term deposits	$70,921	$-	$-	$70,921
Loans and receivables	401,463	-	-	401,463
Derivative financial assets	-	2,612	77,220	79,832
Financial liabilities
Derivative financial liabilities	-	(73,381)	(535,832)	(609,213)
Other financial liabilities	1,130,136	-	-	1,130,136
Total net derivative liabilities	$1,602,520	$(70,769)	$(458,612)	$1,073,139

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at March 31, 2012:

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short-term deposits	$65,419	$-	$-	$65,419
Loans and receivables	437,216	-	-	437,216
Derivative financial assets	-	-	28,114	28,114
Financial liabilities
Derivative financial liabilities	-	(98,193)	(847,468)	(945,661)
Other financial liabilities	(1,064,888)	-	-	(1,064,888)
Total net derivative liabilities	$(562,253)	$(98,193)	$(819,354)	$(1,479,800)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the FV hierarchy for the three months ended June 30, 2012 and year ended March 31, 2012:

	June 30, 2012	March 31, 2012
Balance, beginning of period	$(819,354)	$(743,488)
Total gain/(losses) - Profit for the period	164,323	(376,121)
Purchases	1,566	(201,235)
Sales	3,074	41,547
Settlements	191,779	459,943
Transfer out of Level 3	-	-
Balance, end of period	$(458,612)	$(819,354)

.

17.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)  Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at amortized cost.

As at June 30, 2012	Carrying amount	Fair value

Cash and cash equivalents	$58,495	$58,495
Restricted cash	12,426	12,426
Current trade and other receivables	268,804	268,804
Unbilled revenues	125,364	125,364
Non-current receivables	7,295	7,295
Other financial assets	79,832	79,832
Bank indebtedness, trade and other payables	293,548	293,548
Long-term debt	836,588	864,560
Other financial liabilities	609,213	609,213

For the three months ended June 30
	2012	2011
Interest expense on financial liabilities not held-for-trading	$17,880	$13,792

As at June 30, 2012 and March 31, 2012, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates fair value due to their short-term liquidity.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exception of the $90 million, $330 million and $100 million convertible debentures, which are fair valued, based on market value.  As at March 31, 2012, the fair value of long-term debt was $826,991.

(c)	Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.  Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s

18.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years.  Just Energy has economically hedged between 25% and 90% of certain forecasted cross border cash flows that are expected to occur within the next year. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results.  Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the three months ended June 30, 2012, assuming that all the other variables had remained constant, profit for the period would have been $12,400 higher/lower and other comprehensive income would have been $6,700 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the period ended June 30, 2012, of approximately $395.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits; most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained.  Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established.  Derivative instruments are generally transacted over the counter.  The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure for variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal.

Commodity price sensitivity – all derivative financial instruments

If the energy prices including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the three months ended June 30, 2012 would have increased (decreased) by $185,029 ($184,531) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices including natural gas, electricity, verified emission-reduction credits and renewable energy

.

19.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the three months ended June 30, 2012 would have increased (decreased) by $171,022 ($170,541) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, Pennsylvania, California, Michigan and Georgia, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy.  Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	June 30, 2012	March 31, 2012

Current	$85,012	$69,738
1 – 30 days	13,356	15,530
31 – 60 days	5,107	5,681
61 – 90 days	2,709	2,905
Over 91 days	18,068	19,947

	$124,252	$113,801

Changes in the allowance for doubtful accounts were as follows:

	June 30, 2012	March 31, 2012

Balance, beginning of period	$34,926	$25,115
Allowance on acquired receivables	-	6,940
Provision for doubtful accounts	8,640	28,514
Bad debts written off	(8,688)	(29,215)
Other	1,055	3,572
Balance, end of period	$35,933	$34,926

For the remaining markets, the local distribution companies (“LDCs”) for a fee, provide collection services and assume the risk of any bad debts owing from Just Energy’s customers. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

.

20.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure.  However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at June 30, 2012, the maximum counterparty credit risk exposure amounted to $204,084, representing the risk relating to the Company’s derivative financial assets and accounts receivable.

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at June 30, 2012:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$287,585	$287,585	$287,585	$-	$-	$-
Bank indebtedness	5,963	5,963	5,963	-	-	-
Long-term debt*	836,588	891,449	99,252	300,304	29,576	462,317
Derivative instruments	609,213	2,588,906	1,310,947	1,086,062	189,737	2,160
	$1,739,349	$3,773,903	$1,703,747	$1,386,366	$219,313	$464,477

As at March 31, 2012:
	Carrying amount	Contractual cash flow	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables	$287,145	$287,145	$287,145	$-	$-	$-
Bank indebtedness	1,060	1,060	1,060	-	-	-
Long-term debt*	776,683	833,962	97,611	252,570	26,433	457,348
Derivative instruments	945,661	2,596,314	1,363,421	1,057,222	175,049	622
	$2,010,549	$3,718,481	$1,749,237	$1,309,792	$201,482	$457,970

* Included in long-term debt is $330,000, $100,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

.

21.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In addition to the amounts noted above, at June 30, 2012, net interest payments over the life of the long-term debt and bank credit facility are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$48,658	$85,362	$68,152	$51,447

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $2,945 to accommodate for its counterparties’ risk of default.

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

For the three months ended June 30, 2012

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$31,419	$38,874	$70,293
Unrealized foreign currency translation adjustment	3,077	-	3,077
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $2,289	-	(9,292)	(9,292)
Balance, end of period	$34,496	$29,582	$64,078

For the three months ended June 30, 2011

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$29,033	$94,886	$123,919
Unrealized foreign currency translation adjustment	(3,745)	-	(3,745)
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $7,375	-	(13,017)	(13,017)
Balance, end of period	$25,288	$81,869	$107,157

.

22.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

9.	SHAREHOLDERS’ CAPITAL

Details of issued and outstanding shareholders’ capital are as follows for the three months ended June 30, 2012, with comparatives for the year ended March 31, 2012:

Issued and outstanding	Three months ended June 30, 2012		Year ended March 31, 2012
	Shares	Amount	Shares	Amount

Balance, beginning of period	139,348,926	$993,181	136,963,726	$963,982
Share-based awards exercised	29,357	442	91,684	1,385
Dividend reinvestment plan	-	-	2,377,616	28,413
Repurchase and cancellation of shares(i)	-	-	(84,100)	(599)
Balance, end of period	139,378,283	$993,623	139,348,926	$993,181

(i)	Repurchase and cancellation of shares

During the prior fiscal year, Just Energy obtained approval from its Board of Directors and the Toronto Stock Exchange to make a normal course issuer bid to purchase up to 13,200,917 common shares for the 12-month period commencing December 16, 2011, and ending December 15, 2012. A maximum of 82,430 common shares can be purchased during any trading day.

During the prior fiscal year, Just Energy purchased and cancelled 84,100 common shares for a cash consideration of $955.  The average book value of $599 was recorded as a reduction to share capital and the remaining loss of $356 was allocated to accumulated deficit.

10.	LONG-TERM DEBT AND FINANCING

	June 30, 2012	March 31, 2012
Credit facility (a)	$144,097	$98,455
Less: debt issue costs (a)	(1,004)	(1,196)
TGF credit facility (b)(i)	30,888	32,046
TGF debentures (b)(ii)	35,707	35,818
NHS financing (c)	159,965	147,220
$90 million convertible debentures (d)	86,469	86,101
$330 million convertible debentures (e)	293,379	291,937
$100 million convertible debentures (f)	86,295	85,879
Capital leases (g)	792	423
	836,588	776,683
Less: current portion	(99,252)	(97,611)
	$737,336	$679,072

.

23.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Future annual minimum repayments are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total

Credit facility (a)	$-	$144,097	$-	$-	$144,097
TGF credit facility (b)(i)	30,888	-	-	-	30,888
TGF debentures (b)(ii)	35,707	-	-	-	35,707
NHS financing (c)	32,230	65,842	29,576	32,317	159,965
$90 million convertible debentures (d)	-	90,000	-	-	90,000
$330 million convertible debentures (e)	-	-	-	330,000	330,000
$100 million convertible debentures (f)	-	-	-	100,000	100,000
Capital leases (g)	427	365	-	-	792
	$99,252	$300,304	$29,576	$462,317	$891,449

The following table details the finance costs for the three months ended June 30. Interest is expensed at the effective interest rate.

	Three months	Three months
	ended	ended
	June 30, 2012	June 30, 2011
Credit facility (a)	$3,213	$1,946
TGF credit facility (b)(i)	468	537
TGF debentures (b)(ii)	1,083	1,130
NHS financing (c)	3,020	2,149
$90 million convertible debentures (d)	1,718	1,690
$330 million convertible debentures (e)	6,392	6,273
$100 million convertible debentures (f)	1,854	-
Capital lease interest (g)	49	-
Unwinding of discount on provisions	83	67
	$17,880	$13,792

(a)
As at June 30, 2012, Just Energy has a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, The Toronto-Dominion Bank and Alberta Treasury Branches. The term of the facility expires on December 31, 2013.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 3.65%. Prime rate advances are at rates of interest that vary between bank prime plus 1.88% and 2.65% and letters of credit are at rates that vary between 2.88% and 3.65%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

As at June 30, 2012, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at June 30, 2012, Just Energy had drawn $144,097 (March 31, 2012 - $98,455) against the facility and total letters of credit outstanding amounted to $126,114 (March 31, 2012 - $121,054).  As at June 30, 2012, unamortized debt issue costs relating to the facility are $1,004 (March 31, 2012 - $1,196). As at June 30, 2012, Just Energy has $79,789

.

24.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

of the facility remaining for future working capital and security requirements.  Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, among others, NHS, HES and TGF. Just Energy is required to meet a number of financial covenants under the credit facility agreement.  The credit facility agreement was amended pursuant to which certain covenants were renegotiated to facilitate the growth of the business. As at June 30, 2012, all of these covenants had been met. Subsequent to June 30, 2012, the credit facility was increased by $20 million to $370 million.

(b)	In connection with an acquisition, Just Energy acquired the debt obligations of TGF, which currently comprise the following separate facilities:

(i)	TGF credit facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a rate of prime plus 3% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF.  The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital.  The covenants were measured as at March 31, 2012 and TGF failed to meet all required covenants.  The non-compliance was waived by the lenders but did result in a non-compliance fee of $80, representing 0.25% of the loan balance as at March 31, 2012. The covenants will be re-measured at March 31, 2013. As at June 30, 2012, the amount owing under this facility amounted to $30,888.  The lenders have no recourse to the Company or any other Just Energy entity.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants will be measured annually beginning with the fiscal 2013 year-end. The maturity date has been extended to May 15, 2014, with a call right any time after April 1, 2013. On March 31, 2012, TGF agreed with the debenture holders to increase the quarterly blended principal and interest payments to $1,186 and to amend the financial covenants for fiscal 2013 to be more in line with the expected financial results of TGF for the year. TGF also agreed to make an additional debt repayment after March 31, 2013 if the cash-flow from operations exceeds $500 for fiscal 2013, provided that this type of payment will not create a non-compliance issue for the Company under the TGF credit facility. The debenture holders have no recourse to the Company or any other Just Energy entity. As at June 30, 2012, the amount owing under this debenture agreement amounted to $35,707.

(iii)
TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition to the amount shown on the consolidated statements of financial position as bank indebtedness, TGF has total letters of credit issued of $250.

(c)
NHS entered into a long-term financing agreement for the funding of new and existing rental water heater and HVAC contracts in the Enbridge and Union Gas distribution territories. Pursuant to the agreement, NHS receives

25.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

financing of an amount equal to the present value of the first five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and, as settlement, is required to remit an amount equivalent to the rental stream from customers on the water heater, furnace and air conditioner contracts for the first five, seven or ten years. As security for performance of the obligation, NHS has provided security over the water heaters, HVAC equipment and rental contracts, subject to the financing rental agreement, as collateral.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default.  Once all obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS.

NHS has $159,965 owing under this agreement, including $7,231 relating to the holdback provision, recorded in non-current receivables, as at June 30, 2012. NHS is required to meet a number of non-financial covenants under the agreement.  As at June 30, 2012, all of these covenants had been met.

(d)
In conjunction with an acquisition, the Company also acquired the obligations of the convertible unsecured subordinated debentures (the “$90 million convertible debentures”) issued in October 2007. The fair value of the $90 million convertible debentures was estimated by discounting the remaining contractual payments at the time of acquisition.  This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year.  Each $1,000 principal amount of the $90 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 34.96 shares as at June 30, 2012, representing a conversion price of $28.60 per common share as at June 30, 2012. Pursuant to the $90 million convertible debentures, if the Company fixes a record date for the payment of a dividend, the conversion price shall be adjusted in accordance therewith.  During the three months ended June 30, 2012, interest expense amounted to $1,718.

On and after October 1, 2010, but prior to September 30, 2012, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price.  On and after September 30, 2012, but prior to the maturity date, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice. On January 1, 2011, as part of the Conversion, Just Energy assumed all of the obligations under the $90 million convertible debentures.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $90 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $90 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

(e)
In order to fund an acquisition on May 5, 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”).  The $330 million convertible

.

26.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017.  Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of the Company, representing a conversion price of $18 per share.  During the three months ended June 30, 2012, interest expense amounted to $6,392. The $330 million convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred.  On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price ($22.50). On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15,728 and reduced the value of the equity component of convertible debentures by this amount. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. On January 1, 2011, as part of the Conversion, Just Energy assumed all of the obligations under the $330 million convertible debentures.

(f)
On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”) which was used to purchase Fulcrum.  The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year commencing March 31, 2012, and have a maturity date of September 30, 2018.  Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85.  The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014.   After September 30, 2014, and prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

.

27.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188.  Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debenture by this amount.   The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted.  During the three months ended June 30, 2012, interest expense amounted to $1,854.

(g)	The Company leases certain computer, office equipment and software. These financing arrangements bear interest at rates ranging from 0% to 29% and mature between April 20, 2013 and January 31, 2015.

11.	INCOME TAXES

	For the three	For the three
	months ended	months ended
	June 30, 2012	June 30, 2011
Current income tax expense (recovery)	$257	$(2,238)
Deferred tax expense	32,440	9,459
Provision for income taxes	$32,697	$7,221

12.	OTHER INCOME, EXPENSES AND ADJUSTMENTS

(a)	Other operating expenses

	For the three months ended June 30, 2012	For the three months ended June 30, 2011
Amortization of acquired gas contracts	$3,959	$6,740
Amortization of acquired electricity contracts	9,471	16,166
Amortization of acquired water heater and HVAC contracts	414	399
Amortization of other intangible assets	7,935	5,999
Amortization of property, plant and equipment	1,756	1,341
Bad debt expense	8,640	6,814
Share-based compensation	3,232	1,681
	$35,407	$39,140

.

28.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Amortization and cost of inventories included in the consolidated statements of income

Included in cost of sales
	For the three	For the three
	months ended	months ended
	June 30, 2012	June 30, 2011
Amortization	$3,142	$2,903
Costs recognized as an expense	528,673	529,036
	$531,815	$531,939

(c)	Included in change in fair value of derivative instruments

	For the three	For the three
	months ended	months ended
	June 30, 2012	June 30, 2011
Amortization of acquired gas contracts	$3,219	$12,765
Amortization of acquired electricity contracts	10,287	24,369

(d)	Employee benefit expense

	For the three	For the three
	months ended	months ended
	June 30, 2012	June 30, 2011
Wages, salaries and commissions	$59,005	$38,203
Benefits	5,006	5,250
	$64,011	$43,453

13.	REPORTABLE BUSINESS SEGMENTS

Just Energy operates in the following reportable segments: gas marketing, electricity marketing, ethanol, home services and other. Other represents HES and Momentis. Reporting by products and services is in line with Just Energy’s performance measurement parameters.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim condensed consolidated financial statements. Just Energy is not considered to have any key customers.

29.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended June 30, 2012

	Gas	Electricity
	marketing	marketing	Ethanol	Home services	Other	Consolidated

Sales	$120,096	$483,420	$23,537	$10,924	$8,097	$646,074
Gross margin	14,653	82,946	602	8,479	7,579	114,259
Amortization of property, plant
and equipment	241	777	665	57	16	1,756
Amortization of intangible assets	5,796	15,558	6	414	5	21,779
Administrative expenses	7,795	20,110	2,266	3,792	2,141	36,104
Selling and marketing expenses	10,704	30,771	-	1,081	16,010	58,566
Other operating expenses	(826)	11,917	-	500	281	11,872
Operating profit (loss) for the
period	$(9,057)	$3,813	$(2,335)	$2,635	$(10,874)	$(15,818)
Finance costs	(3,648)	(9,641)	(1,570)	(3,021)	-	(17,880)
Change in fair value of derivative
instruments	85,528	308,668	-	(305)	-	393,891
Proportionate share of loss from joint venture	(322)	(837)		-		(1,159)
Other income	509	(98)	-	2	1,889	2,302
Provision for income taxes	1,901	5,275	-	25,521	-	32,697
Profit (loss) for the period	$71,109	$296,630	$(3,905)	$(26,210)	$(8,985)	$328,639
Capital expenditures	$(1,780)	$(86)	$(1)	$(9,151)	$(13,310)	$(24,328)
Total goodwill	$127,341	$123,186	$-	$283	$-	$250,810
Total assets	$408,774	$815,558	$146,129	$164,013	$49,085	$1,583,559
Total liabilities	$625,728	$925,848	$79,359	$169,081	$3,638	$1,803,654

For the three months ended June 30, 2011

	Gas	Electricity
	marketing	marketing	Ethanol	Home services	Other	Consolidated

Sales	$202,450	$385,347	$30,192	$7,807	$404	$626,200
Gross margin	25,105	60,017	2,545	6,232	362	94,261
Amortization of property, plant
and equipment	337	670	293	38	3	1,341
Amortization of intangible assets	8,878	20,022	5	399	-	29,304
Administrative expenses	8,830	12,621	2,765	2,863	1,205	28,284
Selling and marketing expenses	10,537	21,600	-	1,300	1,117	34,554
Other operating expenses	1,058	7,143	-	294	-	8,495
Operating profit (loss) for the
period	$(4,535)	$(2,039)	$(518)	$1,338	$(1,963)	$(7,717)
Finance costs	(3,512)	(6,437)	(1,687)	(2,151)	(5)	(13,792)
Change in fair value of derivative
instruments	51,582	28,160	(45)	-	-	79,697
Other income	40	60	-	-	65	165
Provision for (recovery of) income taxes	2,635	4,620	-	-	(34)	7,221
Profit (loss) for the period	$40,940	$15,124	$(2,250)	$(813)	$(1,869)	$51,132
Capital expenditures	$667	$1,294	$27	$9,526	$81	$11,595

As at March 31, 2012:
Total goodwill	$127,055	$121,827	$-	$283	$-	$249,165
Total assets	$350,915	$904,504	$123,604	$159,696	$4,325	$1,543,044
Total liabilities	$543,062	$1,250,564	$76,995	$168,715	$5,117	$2,044,453

.

30.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Geographic information

Revenues from external customers

	For the three months ended	For the three months ended
	June 30, 2012	June 30, 2011
Canada	$201,569	$281,415
United States	444,505	344,785
Total revenue per interim consolidated statements of income	$646,074	$626,200

The revenue is based on the location of the customer.

Non-current assets

Non-current assets for this purpose consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at June 30, 2012	As at March 31, 2012
Canada	$480,759	$480,452
United States	346,518	354,384
United Kingdom1	842	-
Total	$828,119	$834,836
1 Subsequent to June 30, 2012, Just Energy began operating in the United Kingdom.

14.	EARNINGS PER SHARE
	2012	2011
Basic earnings per share
Profit available to shareholders	$328,472	$51,132
Basic shares outstanding	139,352,152	137,180,059
Basic earnings per share	$2.36	$0.37

Diluted earnings per share
Profit available to shareholders	$328,472	$51,132
Adjustment for dilutive impact of convertible debentures	7,250	6,017
Adjusted earnings	$335,722	$57,149
Basic shares outstanding	139,352,152	137,180,059
Dilutive effect of:
Restricted share grants	3,711,204	3,076,129
Deferred share grants	136,730	108,335
Convertible debentures	27,082,427	21,188,081
Shares outstanding on a diluted basis	170,282,513	161,552,604
Diluted earnings per share	$1.97	$0.35

.

31.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

15.	DIVIDENDS PAID AND PROPOSED

For the three months ended June 30, 2012, dividends of $0.31 (2011- $0.31) per share were declared and paid by Just Energy. This amounted to $44,390 (2011 - $43,605), which was approved throughout the period by the Board of Directors and was paid out during the period.

Declared dividends subsequent to quarter end
On July 3, 2012, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually).  The dividend was paid on July 31, 2012 to shareholders of record at the close of business on July 16, 2012.

On August 1, 2012, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually).  The dividend will be paid on August 31, 2012 to shareholders of record at the close of business on August 15, 2012.

16.	COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

As at June 30, 2012

	Less than 1 year	1 to 3 years	4 to 5 years	Exceeding 5 years	Total
Premises and equipment leasing	7,958	11,699	7,259	6,528	33,444
Grain production contracts	14,372	-	-	-	14,372
Long-term gas and electricity contracts	1,310,947	1,086,062	189,737	2,160	2,588,906
	$1,333,277	$1,097,761	$196,996	$8,688	$2,636,722

Just Energy is also committed under long-term contracts with customers to supply gas and electricity.  These contracts have various expiry dates and renewal options. Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. For the main office building of Just Energy, there is a renewal option for an additional five years. No purchase options are included in any major leasing contracts.

17.	COMPARATIVE INTERIM CONSOLDIATED FINANCIAL STATEMENTS

Certain figures from the comparative interim condensed consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s interim condensed consolidated financial statements.

.

32.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

18.	SUBSEQUENT EVENT

On August 1, 2012, HES entered into a US$30-million credit facility that will be used to assist with the construction of solar projects. The credit facility has a two-year term, under which advances will be made in connection with interconnected solar projects located in the United States. Advances will bear interest, payable quarterly, at a rate of either LIBOR plus 7.9% or the prime rate as published in the Eastern Edition of the Wall Street Journal plus 6.9%. The credit facility may be increased from time to time upon agreement by the lender.

.

33.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)
Date:	August 9, 2012	By:	/s/ Jonah T. Davids
			Name: Title:	Jonah T. Davids Vice-President and General Counsel